As filed with the Securities and Exchange Commission on November 19, 1996
                            Registration No. 33-98940


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                        MICRO COMPONENT TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)


                                    MINNESOTA
                          (State or other jurisdiction
                       of incorporation or organization)


                                      3825
                          (Primary Standard Industrial
                           Classification Code Number)

                                   41-0985960
                                (I.R.S. Employer
                             Identification Number)



              3850 NORTH VICTORIA STREET, ST. PAUL, MINNESOTA 55126
                                 (612) 482-5100
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          ROGER E. GOWER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        MICRO COMPONENT TECHNOLOGY, INC.
                           3850 NORTH VICTORIA STREET
                            ST. PAUL, MINNESOTA 55126
                                 (612) 482-5100

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                                   Copies to:

                             JAMES C. DIRACLES, Esq.
                                 Best & Flanagan
                   Professional Limited Liability Partnership
                              4000 First Bank Place
                          Minneapolis, Minnesota 55402
                                 (612) 339-7121
                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

          If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                               ------------------

                         CALCULATION OF REGISTRATION FEE

      ================================== ================= ====================== ========================== =====================
                                                             Proposed Maximum         Proposed Maximum            Amount of
           Title of Each Class of          Amount to be     Offering Price Per    Aggregate Offering Price     Registration Fee
         Securities to be Registered      Registered (1)         Unit (2)                    (2)                    (2)(3)
      ================================== ================= ====================== ========================== =====================
        Common Stock ($.01 par value)       1,700,000              $7.00                 $11,900,000              $4,103.44
      ================================== ================= ====================== ========================== =====================
        Common Stock ($.01 par value)          10,000              $7.88                     $78,800               $ 27.17
      ================================== ================= ====================== ========================== =====================
                    Total                   1,710,000                                    $11,978,800              $4,130.61
      ================================== ================= ====================== ========================== =====================

(1) 1,700,000 shares were included in the original Registration Statement and 10,000 shares were added by Amendment No. 1.

(2) Estimated solely for purpose of calculating the registration fee, based on the $7.00 closing sale price on October 30, 1995, and the $7.88 closing sale price on November 15, 1995.

(3) $4,103.44 was paid with the original Registration Statement and $27.17 was paid with Amendment No. 1.

                               ------------------

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                        MICRO COMPONENT TECHNOLOGY, INC.
                              CROSS-REFERENCE SHEET



ITEM NUMBER AND CAPTION                                                           HEADING IN PROSPECTUS

1.       Forepart of the Registration Statement and Outside Front
         Cover Page of Prospectus...............................................  Outside Front Cover Page

2.       Inside Front and Outside Back Cover Pages of Prospectus ...............  Inside Front Cover Page

3.       Summary Information, Risk Factors and Ratio of Earnings to Fixed
         Charges ...............................................................  Prospectus Summary;
                                                                                  Risk Factors

4.       Use of Proceeds .......................................................  Prospectus Summary

5.       Determination of Offering Price .......................................  Plan of Distribution

6.       Dilution ..............................................................  Not Applicable

7.       Selling Security Holders ..............................................  Principal and Selling  Stockholders

8.       Plan of Distribution ..................................................  Plan of Distribution

9.       Description of Securities to Be Registered ............................  Dividend Policy; Price Range of Common Stock

10.      Interests of Named Experts and Counsel ................................  Legal Matters

11.      Information With Respect to the Registrant ............................  Prospectus Summary; Risk Factors;
                                                                                  Dividend Policy; Selected Consolidated
                                                                                  Financial Data; Management's Discussion
                                                                                  and Analysis of Results of Operations
                                                                                  and Financial Condition; Business;
                                                                                  Management; Principal and Selling
                                                                                  Stockholders; Certain Transactions;
                                                                                  Price Range of Common Stock; Experts;
                                                                                  Financial Statements

12.      Disclosure of Commission Position on Indemnification
         for Securities Act Liabilities ........................................  Not Applicable





PROSPECTUS

                        MICRO COMPONENT TECHNOLOGY, INC.

                        1,710,000 SHARES OF COMMON STOCK



         All of the shares of Common Stock offered hereby (the "Shares") are being sold by the selling stockholders (the "Selling Stockholders") named herein under "Principal and Selling Stockholders." The Selling Stockholders include the 16 accredited investors who purchased 1,500,000 of the Shares from the Company in a private placement during August, 1995. The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, during the period of time that the Registration Statement to which this Prospectus relates is kept effective, but not longer than two years. The Common Stock of Micro Component Technology, Inc. (the "Company") is traded on the National Association of Securities Dealers ("NASDAQ") National Market System under the symbol MCTI. The Selling Stockholders may offer the Shares to purchasers directly, or through underwriters, brokers-dealers or agents, at then prevailing market prices, at prices relating to prevailing market prices, or at negotiated prices. On November 12, 1996, the closing sale price of the Common Stock on the NASDAQ National Market System was $3.00.


                                ----------------

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

         The Company, pursuant to agreements with the Selling Stockholders, has agreed to pay substantially all of the expenses of any offering and sale hereunder (not including fees, commissions and discounts of underwriters, dealers or agents).

                                -----------------

         The Shares have only been registered for sale under the securities laws of certain selected states as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration of the Shares under the securities laws of the states in which such transactions occur or the existence of an exemption from such registration, or should cause such registration to occur in connection with any offer or sale of the Shares.

                                -----------------


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 13, 1996



                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission ("Commission"). Such reports and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following Regional Offices of the Commission:
Northeast (New York) Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest (Chicago) Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fee prescribed or may be examined there without charge.

                                 --------------

TABLE OF CONTENTS                                      Page
                                                       ----
AVAILABLE INFORMATION ............................       2
PROSPECTUS SUMMARY ...............................       3
RISK FACTORS .....................................       5
PLAN OF DISTRIBUTION .............................       7
SELECTED CONSOLIDATED FINANCIAL DATA .............       9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
  OPERATIONS AND FINANCIAL CONDITION .............      13
PRICE RANGE OF COMMON STOCK ......................      22
DIVIDEND POLICY ..................................      22
BUSINESS .........................................      23
MANAGEMENT .......................................      31
PRINCIPAL AND SELLING STOCKHOLDERS ...............      36
CERTAIN TRANSACTIONS .............................      37
DESCRIPTION OF CAPITAL STOCK .....................      38
LEGAL MATTERS ....................................      40
EXPERTS ..........................................      40
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS .......      F-1



         Until December 23, 1996, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully review the entire Prospectus, including the information set forth under the heading "RISK FACTORS."

                                   THE COMPANY

         Micro Component Technology, Inc. (the "Company") designs, manufactures, markets, services and distributes automatic test equipment ("ATE") consisting of both handling and testing equipment for integrated circuit ("IC") devices manufactured by the semiconductor industry. The Company has the largest installed IC test handler base of any manufacturer, with over 8,500 units worldwide. The Company's headquarters are located at 3850 North Victoria Street, St. Paul, Minnesota 55126, and its telephone number at that location is (612) 482-5100.

                                  THE OFFERING
         Shares of Common Stock Offered..................................       1,710,000 shares, all by the
                                                                                Selling Stockholders


         Shares of Common Stock outstanding
         as of November 12, 1996.........................................       7,031,170


         Use of proceeds.................................................       None of the proceeds will be
                                                                                received by the Company


         NASDAQ National Market System Symbol............................       MCTI



                                  RISK FACTORS

         The shares of Common Stock offered hereby involve certain risks relating to the Company's prior financial losses; possible fluctuations in the Company's business due to product obsolescence, the inability to develop and successfully market new products, or the loss of key customers; and potential volatility in the market price of the Common Stock. See "RISK FACTORS" for a discussion of these and other factors.



                          SUMMARY FINANCIAL INFORMATION
                     (in thousands except per share amounts)

                                             Fiscal Year Ended                  Three Months Ended
                                             -----------------                  ------------------
                                      June 24, 1995    June 29, 1996      Sept. 30, 1995    Sept. 28, 1996
                                      -------------    -------------      --------------    --------------
STATEMENT OF OPERATIONS DATA:
  Net Revenues ...................      $ 23,635           $ 22,318          $  6,890          $  2,631
  Gross Profit ...................        10,739             12,999             4,198             1,411
  Income (Loss) From
   Operations ....................         1,923              2,330             1,115            (1,207)
  Interest Income (Expense) Net ..          (272)               246                 4                79
  Income Taxes ...................            85                  8               118              --
  Income (Loss) From
   Continuing Operations .........         1,566              2,568             1,001            (1,128)
  Discontinued Operations ........        (3,897)               652               474              --
  Extraordinary Item .............         1,005               --                --                --
  Net Income (Loss) ..............      $ (1,326)             3,220             1,475            (1,128)
                                        ========           ========          ========          ========
  Net Income (Loss) Per Share ....      $   (.25)          $    .44          $    .24          $   (.15)
                                        ========           ========          ========          ========
  Weighted Average Common & Common
   Equivalent Shares Outstanding .         5,240              7,246             6,178             7,336
                                        ========           ========          ========          ========



                                              June 29, 1996  Sept. 28, 1996
                                              -------------  --------------
BALANCE SHEET DATA:
  Cash & Cash Equivalents                         $ 7,793        $ 8,035
  Working Capital                                  12,638         11,592
  Total Assets                                     16,980         16,051
  Short-Term Debt                                     352            340
  Long-Term Debt                                      183            171
  Total Stockholders' Equity                       13,709         12,624




                                  RISK FACTORS

         The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus.


         FINANCIAL LOSSES. Although in fiscal 1996 the Company was profitable and its financial condition improved appreciably, the Company incurred losses in each of the prior eight years, and these losses were significant in the aggregate. In addition, the Company incurred losses in the first quarter of fiscal 1997 primarily from reduced revenues caused by the downturn in the semiconductor industry. There is no assurance that future operations will be profitable or that the Company's financial condition will not deteriorate. See "SELECTED CONSOLIDATED FINANCIAL DATA," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION," and the Consolidated Financial Statements and Notes thereto.

         POSSIBLE FLUCTUATIONS IN THE SEMICONDUCTOR MARKET. The semiconductor industry has historically been subject to significant market fluctuations and periodic downturns, which often have had a disproportionately negative effect on manufacturers of semiconductor capital equipment, including automatic handling and testing equipment. The semiconductor industry is currently experiencing a significant downturn, which is adversely impacting the Company's sales revenues and financial performance. The Company's future financial results will depend significantly on the level of market demand for IC devices. See "BUSINESS."

         UNCERTAIN FUTURE OF NEW PRODUCTS. Because of the rapidly changing technology and highly competitive nature of the Company's business, the Company needs to continue to introduce new products in order to maintain or increase its market share. The Company recently introduced two new handler products, the MCT 5100 and the MCT 7632. There can be no assurance that these or any other new products will gain acceptance in the industry, and the failure of such products to do so could have a material adverse effect on the Company's operating results. See "BUSINESS - Products" and "Business - Research and Development."


         TECHNOLOGY CHANGES AND PRODUCT OBSOLESCENCE. IC device handlers and testers are subject to rapid and substantial technology change. In order to keep pace with changes in technology, the Company must be able to bring new products to market rapidly. If the Company fails to do so, developments by others may render the Company's products or technologies obsolete or noncompetitive. See "BUSINESS - Research and Development."

         POSSIBLE ADVERSE IMPACT OF COMPETITION. The markets for the Company's products are highly competitive. The Company's competitors include a number of established companies that have significantly greater financial, technical and manufacturing capabilities as well as greater name recognition than the Company. There can be no assurance that the Company will be able to compete successfully against current and future sources of competition, or that the competitive pressures faced by the Company will not adversely affect its profitability or financial performance. See "BUSINESS - Competition."

         DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's success is dependent upon proprietary software and hardware technology which the Company protects through trade secret laws, internal nondisclosure safeguards and certain patents and copyrights. However, the Company may be vulnerable to competitors who attempt to imitate its products. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. In addition, the use of patents to protect software and hardware has increased, and there can be no assurance that third parties will not assert infringement claims against the Company in the future. See "BUSINESS - Patents."


         POSSIBLE LOSS OF KEY CUSTOMER. Sales of the Company's products to its four largest customers accounted for 51 percent and 45 percent of total net sales in fiscal 1996 and fiscal 1995, respectively. The Company expects that a substantial percentage of its business will continue to be with a small number of customers. The loss of any such major customer could have a significant adverse effect on the Company's financial results. See "BUSINESS - Customers."


         POSSIBLE ADVERSE IMPACT FROM USED EQUIPMENT SALES. From time to time, the Company's handlers are sold as used equipment at prices substantially below the prices of new handlers sold by the Company. Used equipment is sold by original owners of the equipment and by a number of used equipment dealers. The Company, through MCT Asia, its subsidiary in Singapore, sells used, refurbished equipment with a limited warranty. Sales of used equipment may materially and adversely affect the Company's sales of new handlers. See "BUSINESS - Competition."

         POTENTIAL VOLATILITY OF STOCK PRICE. The market price of the Common Stock has fluctuated significantly since the initial public offering in October 1993. Factors such as announcements of new products by the Company or its competitors and quarterly variations in financial results may cause the market price of the Common Stock to fluctuate significantly in the future. See "PRICE RANGE OF COMMON STOCK."


         POSSIBLE ADVERSE IMPACT FROM SHARES ELIGIBLE FOR FUTURE SALE. At the time of the Company's initial public offering in October, 1993, approximately 2,300,000 shares of the Company's Common Stock were subject to restrictions upon their sale under federal securities law or lock-up agreements with the underwriters. As to most of those shares, the restrictions on sale have ended and the shares are eligible for sale. In addition, approximately 778,807 shares are now eligible for issuance pursuant to exercise of outstanding options and warrants (excluding shares underlying warrants registered for sale hereunder), many of which would be immediately saleable upon exercise. The sale of a substantial number of these shares into the public market could adversely affect the market price of the Common Stock.

         SEC INVESTIGATION. The Securities and Exchange Commission (the "Commission") is conducting an investigation in response to financial reporting irregularities announced by the Company in April 1994 dating back to fiscal 1993 and the first two quarters of fiscal 1994. The Company has submitted documents to the Commission upon the Commission's request as part of the investigation. It is possible that the Commission could impose civil fines and penalties against the Company which could be material in the aggregate. See "BUSINESS - Legal Proceedings."


         NO DIVIDENDS. The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. See "DIVIDEND POLICY."

         POSSIBLE ADVERSE IMPACT FROM ISSUANCE OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the Board to issue up to 1,000,000 shares of Preferred Stock in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. A total of 315,789 shares of Preferred Stock have been issued. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional shares of Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK."


         POSSIBLE ANTITAKEOVER IMPACT OF MINNESOTA LAW. On November 6, 1996, the stockholders of the Company approved a change in the Company's state of incorporation from Delaware to Minnesota. As a result, the Company is now subject to the Minnesota Business Corporation Act, which includes several provisions which make it more difficult for someone to acquire control of a Minnesota corporation without approval of the Board of Directors, and which could discourage unsolicited takeover attempts of the Company.
See "DESCRIPTION OF CAPITAL STOCK - Minnesota Law Provisions."



                              PLAN OF DISTRIBUTION


         The Selling Stockholders include the investors who purchased 1,500,000 shares of the Company's Common Stock in a private placement that was completed on August 17, 1995. In connection with the sale to investors, the Company agreed to file a registration statement under Rule 415 under the Securities Act of 1933 allowing resale of the shares. The registration statement for this offering became effective on January 30, 1996. As of the date of this prospectus, 675,000 of the 1,500,000 shares have been sold in this offering.

         The Selling Stockholders also include Hambrecht & Quist Guaranty Finance L.P. and its assigns ("H&Q"), which is offering 160,000 shares underlying stock purchase warrants, and St. Paul Progress Corporation, which is offering 10,000 shares underlying stock purchase warrants. The stock purchase warrants were granted by the Company to the holders in connection with certain prior loans made to the Company. The warrants were granted pursuant to agreements allowing the holders to have the shares underlying the warrants included in any registration statement filed by the Company under the Securities Act of 1933, and the holders have requested inclusion of their shares in the current registration statement. As of the date of this prospectus, H&Q has sold 35,000 of its 160,000 shares in this offering.

         The Selling Stockholders also include Gunther A. Schaaf, former President and Chief Executive Officer of the Company, who has sold all 40,000 shares offered by him in this offering. These shares were issued to him pursuant to an agreement allowing him to have the shares included in any registration statement filed by the Company under the Securities Act of 1933, and he requested inclusion of the shares in the current registration statement.


         The Company has agreed with the Selling Stockholders to keep the Prospectus current for two years from the date it first becomes effective. The two years will expire on January 30, 1998. The Company has also agreed to pay the costs of the offering, except for the Selling Stockholders' own legal and accounting fees, and except for any underwriting or selling discounts and commissions.


         Upon effectiveness of the Registration Statement, the Selling Stockholders may use this Prospectus, as updated from time to time, to offer the Shares for sale by the Selling Stockholders directly, or through underwriters, broker-dealers or agents as designated from time to time, or through a combination of such methods. Sales may be effected on the NASDAQ National Market System or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Underwriters, broker-dealers and agents will receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Shares for whom they may act as agent. Each Selling Stockholder and any underwriters, broker-dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act of 1933 (the "Act").

         The Shares may be sold on the NASDAQ National Market System or in privately negotiated transactions. Sales of the Shares on the NASDAQ National Market System may be made by one or more of the following means: (a) block trades in which a broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) by any other means permitted by NASDAQ and applicable law. In addition, any Shares which qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.


     Upon the Company's being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares under any circumstances which require the filing of a supplemental prospectus, a supplemental prospectus will be filed under Rule 424(c) under the Act setting forth the names of the participating broker-dealers, the number of Shares involved, the price at which such Shares were sold by the Selling Stockholder, and the commissions paid or discounts or concessions allowed by the Selling Stockholder to such broker-dealers. Each Selling Stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any shares of the Common Stock by the Selling Stockholders.

         The Company will not receive any proceeds from the sale of the Shares, all of which are being sold by the Selling Stockholders. As a result, no dilution will result from the sale of the Shares in this offering.



                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below as of June 29, 1996 and June 24, 1995, and for each of the three fiscal years ended June 29, 1996 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus which were audited by Deloitte & Touche LLP. The selected consolidated financial data set forth below as of June 27, 1992, June 26, 1993 and June 25, 1994, and the fiscal years ended June 27, 1992 and June 26, 1993, are derived from audited financial statements of the Company not included in this Prospectus. The selected consolidated financial data set forth below as of September 30, 1995 and September 28, 1996 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus.


                                                                                                                    Three
                                                                        Year Ended                               Months Ended
                                                  --------------------------------------------------------   ----------------------
                                                  June 27,    June 26,    June 25,    June 24,    June 29,   Sept. 30,    Sept. 28,
                                                    1992        1993        1994        1995        1996        1995        1996
                                                  --------    --------    --------    --------    --------   ---------    --------
                                                                    (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
     Net sales ................................   $ 22,559    $ 33,104    $ 31,324    $ 23,635    $ 22,318    $  6,890    $  2,631
     Cost of sales ............................     11,980      15,642      16,996      12,896       9,319       2,692       1,220
                                                  --------    --------    --------    --------    --------    --------    --------
     Gross profit .............................     10,579      17,462      14,328      10,739      12,999       4,198       1,411
     Operating expenses:
          Selling, general and administrative .     11,393      10,976      15,216      11,267       7,933       2,439       1,774
          Research and development ............      3,805       3,925       6,141       3,727       4,260         644         844
          Unusual and nonrecurring items (1) ..         --        (837)      5,174      (6,178)     (1,524)         --          --
                                                  --------    --------    --------    --------    --------    --------    --------
               Total operating expenses .......     15,198      14,064      26,531       8,816      10,669       3,083       2,618
                                                  --------    --------    --------    --------    --------    --------    --------
Income (loss) from operations .................     (4,619)      3,398     (12,203)      1,923       2,330       1,115      (1,207)
          Interest expense ....................     (3,211)     (1,897)     (1,304)       (420)        (32)         (9)         (9)
          Interest income .....................         30          --          --         148         278          13          88
                                                  --------    --------    --------    --------    --------    --------    --------
Income (loss) before income taxes,
       discontinued operations, and
       and extraordinary item .................     (7,800)      1,501     (13,507)      1,651       2,576       1,119      (1,128)
     Income tax provision .....................        172          66         132          85           8         118          --
                                                  --------    --------    --------    --------    --------    --------    --------
     Income (loss) from continuing
       operations .............................     (7,972)      1,435     (13,639)      1,566       2,568       1,001      (1,128)
     Discontinued Operations (3)
          Income (loss) from operations of
            discontinued ITS subsidiary (less
            applicable income taxes of $(6)
            and $6 in fiscal 1992
            and fiscal 1994 respectively) .....       (231)     (1,357)     (1,750)       (632)         --          --          --
          Gain (loss) on disposal of ITS,
            including provision of $227
            in fiscal 1995 for operating losses
            during phase-out period ...........         --          --          --      (3,265)        652         474          --
                                                  --------    --------    --------    --------    --------    --------    --------
     Income (loss) before extraordinary item ..     (8,203)         78     (15,389)     (2,331)      3,220       1,475      (1,128)
     Extraordinary item (2) ...................         --         156          --       1,005          --          --          --
                                                  --------    --------    --------    --------    --------    --------    --------
     Net income (loss) ........................     (8,203)        234     (15,389)     (1,326)      3,220       1,475      (1,128)
     Dividends on preferred stock .............         --         540         158          --          --          --          --
                                                  --------    --------    --------    --------    --------    --------    --------
     Net Income (loss) applicable to
       common stock ...........................   $ (8,203)   $   (306)   $(15,547)   $ (1,326)   $  3,220    $  1,475    $ (1,128)
                                                  ========    ========    ========    ========    ========    ========    ========




                                                                                                                   Three
                                                                        Year Ended                            Months Ended
                                              ------------------------------------------------------------   ----------------------
                                              June 27,    June 26,       June 25,    June 24,     June 29,   Sept. 30,    Sept. 28,
                                                1992        1993           1994        1995         1996        1995        1996
                                              --------    --------      --------    --------      --------   ---------    --------
                                                                    (in thousands, except per share data)
PER SHARE DATA:
     Income (loss) from continuing
       operations .......................    $  (5.25)    $   0.77     $  (3.34)    $   0.30     $   0.35    $    .16    $   (.15)
     Discontinued Operations ............    $  (0.15)    $  (0.73)    $  (0.43)    $  (0.74)    $   0.09    $    .08    $     --
     Extraordinary item (2) .............    $     --     $   0.08     $     --     $   0.19     $     --    $     --    $     --
     Net income (loss) attributable to
       common stock .....................    $  (5.40)    $  (0.17)    $  (3.80)    $  (0.25)    $   0.44    $    .24    $   (.15)
     Average common and common
       equivalent shares outstanding (3)        1,519        1,852        4,087        5,240        7,246       6,178       7,336

SELECTED BALANCE SHEET DATA:
     Cash ...............................    $    310     $    384     $    845     $  1,156     $  7,793    $  4,901    $  8,035
     Working capital ....................      (4,181)       4,145       (6,599)       2,839       12,638       9,531      11,592
 Net Assets of discontinued
       operations (3) ...................       1,696        1,063        2,764          977           --          --          --
     Total assets .......................      18,224       21,434       31,796       11,532       16,980      16,691      16,051
     Short-term debt, including current
       portion of long-term debt ........         745          681       10,146          363          352         350         340
     Long-term debt and financing
       obligations ......................      11,688       17,213           25           41          183          23         171
     Redeemable convertible preferred
       stock ............................       6,705        9,756           --        1,500        1,500       1,500       1,500
     Total stockholders' equity (deficit)     (14,332)     (14,519)       3,898        4,618       13,709      10,303      12,624
                                              -------      -------        -----        -----       ------      ------      ------




(1) Unusual and nonrecurring items are primarily comprised of: 1993 - $468,000 gain on settlement of delinquent property taxes, $108,000 reduction of accrued and unpaid vacation and a $261,000 reversal of 1991 and prior accruals; 1994 - $3,999,000 of costs incurred in the proposed acquisition of SymTek Systems, Inc. and $1,175,000 provision for settlement of shareholder lawsuit; 1995 - $5,194,000 gain on the sale of the 1149 tester product line, $1,948,000 gain on the settlement with SymTek Systems, $752,000 charge for severance costs for the Company's former Chief Executive Officer, and a $212,000 charge for closing a Japanese facility; 1996 - $1,524,000 gain on the resolution of the escrow fund created from the sale of the 1149 tester product line.

(2) In fiscal year 1993 the Company issued 20,000 shares of Series C Convertible Preferred Stock with an estimated fair value of $44,000 in settlement of $200,000 of outstanding trade payables. The difference between the trade payables and the fair value of the stock issued resulted in an extraordinary gain of $156,000. In fiscal year 1995, the Company used $3.5 million of the proceeds from the sale of the 1149 tester product line in settlement of approximately $4.5 million of outstanding trade payables, not including the payables assumed by Megatest as part of the sale transaction. The difference between the trade payables and the cash used resulted in an extraordinary gain of approximately $1.0 million, net of $21,000 provision for taxes.

(3) In fiscal year 1995, the Company initiated a formal plan to sell the Company's European subsidiary, Intertrade Scientific, Inc. (ITS). A provision for the loss on the sale of approximately $3,038,000 was recorded in the results of operations for the year ended June 24, 1995. The net assets of ITS are reflected as "net assets of discontinued operations" on the June 24, 1995 balance sheet and are primarily cash, accounts receivable, inventory, property, plant and equipment, accounts payable, and accrued liabilities. As a result of the final sales agreement, the Company realized a net gain of $0.7 million on the disposal of ITS, which was completed in the first quarter of fiscal 1996.





QUARTERLY RESULTS

         The following table presents selected unaudited quarterly operating results for the Company for the nine fiscal quarters ended September 28, 1996.




                                                                    Three-Month Periods Ended
                            ---------------------------------------------------------------------------------------------
                            Sept.24,   Dec. 24,   Mar. 25,   June 24,   Sept. 30, Dec. 30,  Mar. 30,   June 29,  Sept. 28,
                              1994       1994       1995       1995       1995      1995       1996      1996       1996
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Net sales ...............   $ 6,277    $ 5,479    $ 6,128    $ 5,751    $ 6,890   $ 5,484    $ 5,756   $ 4,188    $ 2,631
Cost of sales ...........     3,165      3,593      3,580      2,558      2,692     2,451      2,389     1,787      1,220
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Gross profit ............     3,112      1,886      2,548      3,193      4,198     3,033      3,367     2,401      1,411
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Operating Expenses:
    Selling, general and
      administrative ....     3,502      3,967      2,078      1,720      2,439     1,540      1,893     2,061      1,774
    Research and
      development .......     1,396      1,093        707        531        644     1,121      1,441     1,054        844
    Unusual and non-
      recurring items (1)        --     (6,178)        --         --         --    (1,524)        --        --         --
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Total operating
    expenses ............     4,898     (1,118)     2,785      2,251      3,083     1,137      3,334     3,115      2,618
                                       -------    -------    -------    -------   -------    -------   -------    -------
Income (loss) from
    operations ..........    (1,786)     3,004       (237)       942      1,115     1,896         33      (714)    (1,207)
Interest income
   (expense), net .......      (198)       (53)       (23)         2          4        60         80       102         79
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Income (loss) before
    income taxes,
    discontinued
    operations, and
    extraordinary item ..    (1,984)     2,951       (260)       944      1,119     1,956        113      (612)    (1,128)
Income tax provision ....        --         92         17        (24)       118       (46)         4       (68)        --
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Income (loss) from
    continuing
    operations ..........    (1,984)     2,859       (277)       968      1,001     2,002        109      (544)    (1,128)

Discontinued
    operations: .........
    Income (loss) from
      operations of
      discontinued
      ITS subsidiary ....      (431)      (437)       582       (346)        --        --         --        --         --
    Gain (loss) on
      disposal of ITS,
      including provision
      of $227 in fiscal
      year 1995 for
      operating losses
      during phase-out
      period ............        --         --         --     (3,265)       474        --         --       178         --
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Income (loss) before
    extraordinary item ..    (2,415)     2,422        305     (2,643)     1,475     2,002        109      (366)    (1,128)
Extraordinary income
    (2) .................        --      1,005         --         --         --        --         --        --         --
                            -------    -------    -------    -------    -------   -------    -------   -------    -------
Net income (loss) .......   $(2,415)   $ 3,427    $   305    $(2,643)   $ 1,475   $ 2,002    $   109   $  (366)   $(1,128)
                            =======    =======    =======    =======    =======   =======    =======   =======    =======

Per Share Data:
    Income (loss) from
      continuing
      operations ........   $ (0.39)   $  0.54    $ (0.05)   $  0.18    $  0.16   $  0.26    $  0.01   $ (0.07)   $  (.15)
    Discontinued
      Operations ........   $ (0.09)   $ (0.08)   $  0.11    $ (0.69)   $  0.08        --         --   $  0.02         --
    Extraordinary item ..        --    $  0.19         --         --         --        --         --        --         --
    Net income (loss) ...   $ (0.48)   $  0.64    $  0.06    $ (0.51)   $  0.24   $  0.26    $  0.01   $ (0.05)   $  (.15)
Weighted Average
    Common and
    Common equivalent
    shares outstanding
     - (3) ..............     5,041      5,326      5,243      5,238      6,178     7,605      7,663     7,646      7,336


(1) In fiscal year 1995 the Company recorded a $5,194,000 gain on the sale of the 1149 tester product line, $1,948,000 gain on the settlement with SymTek Systems, $752,000 charge for severance costs for the Company's
         Chief Executive Officer, and a $212,000 charge for closing a Japanese facility. In fiscal year 1996, the Company received approximately
         $1,524,000 as resolution of the escrow fund created from the sale of the 1149 tester product line.


(2) In fiscal year 1995, the Company used $3.5 million of the proceeds from the sale of the 1149 tester product line in settlement of approximately
         $4.5 million of outstanding trade payables, not including the payables assumed by Megatest as part of the sale transaction. The difference between the trade payables and the cash used resulted in an extraordinary gain of $1.0 million, net of $21,000 provision for taxes.


(3) In fiscal year 1995, the Company initiated a formal plan to sell the Company's European subsidiary, Intertrade Scientific, Inc. (ITS). A provision for the loss on the sale of approximately $3,038,000 was recorded in the results of operations for the year ended June 24, 1995.
         The net assets of ITS are reflected as "net assets of discontinued operations" on the June 24, 1995 balance sheet and are primarily cash, accounts receivable, inventory, property, plant and equipment, accounts payable, and accrued liabilities. As a result of the final sales agreement, the Company realized a net gain of $0.7 million on the disposal of ITS, which was completed in the first quarter of fiscal
         1996.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION

OVERVIEW



         During the year ended June 29, 1996, the Company moved to a more solid financial base from the previous difficult year. The following major events marked this turnaround: (1) the sale of Intertrade Scientific, Inc. (ITS), the Company's European distribution subsidiary which had a long history of losses and high cash usage; (2) net receipts of $4.6 million from a private placement of the Company's common stock at a slight discount to the then current market price; (3) significant investments both in management and resources into the MCT Asian operations, which represent the largest direct service and sales operation in Asia of any U.S. test handler company; (4) final settlement of the shareholder lawsuit which was initiated in 1994; and (5) resolution of disputes and receipt of final escrow funds held by Megatest Corporation from the sale of the MCT 1149 Tester in November, 1994. These financial events contributed over $7.7 million to the total year increase of $9.1 million in stockholders' equity. Overall Company sales and manufacturing performance contributed the remaining $1.4 million.

         In addition, the following three new high-performance products were introduced during the year, providing the foundation for revenue growth in the coming years and addressing key growth areas in the marketplace: (1) Workstation 2000 - a 2000 Series Tester controller upgrade which increases throughput by 25
- 50%; (2) 5100 SOIC Handler - a high capacity (14,000 units per hour), small device, PC controlled test handler; and (3) 7632 Pick/Place Handler - a high capacity, multiple-device-type test handler capable of testing 2 to 32 devices at the same time.

         The strategy of the Company in 1996 was simple and straightforward. The first priority was to increase working capital to ensure the ability to both operate effectively and begin accelerated development of new products to meet the growing new device trends. Most of this was completed in the first and second quarters. The second priority was to identify and develop technically advanced handlers to satisfy the growing and ever changing requirements of the Company's customers. These products were developed in the second and third quarters as reflected in the high level of research and development expenses recorded and the subsequent product introductions in the fourth quarter. The third priority was to strengthen management staff to meet the challenges of the rapid response requirements of the Company's customers, and to improve the existing marketing and sales distribution functions. During fiscal year 1996, there were several major management additions and changes within the Company's organization driven by this goal.

         In 1997, the Company will focus on enlarging the capabilities of the newly introduced products and strengthening the marketing and sales organizations. In addition, certain advanced technology product development programs will be conducted.



RESULTS OF CONTINUING OPERATIONS

         As previously discussed in this report, the Company sold its European subsidiary, ITS, on September 25, 1995. The following discussion and analysis of continuing operations excludes the results of ITS, which are reported as discontinued operations.

         The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales:


                                                                                  Three
                                                     Year Ended                   Months Ended
                                           --------------------------------    --------------------
                                           June 25,    June 24,    June 29,    Sept. 30,  Sept. 28,
                                             1994        1995        1996        1995       1996
                                            ------      ------      ------      ------      -----
Net sales ..............................     100.0%      100.0%      100.0%      100.0%     100.0%
Cost of sales ..........................      54.3        54.6        41.8        39.1       46.4
                                             -----       -----       -----       -----      -----
Gross margin ...........................      45.7        45.4        58.2        60.9       53.6
                                             -----       -----       -----       -----      -----
Operating expenses:
     Selling, general and administrative      48.6        47.7        35.5        35.4       67.4
     Research and development ..........      19.6        15.8        19.1         9.3       32.1
     Unusual and nonrecurring items ....      16.5       (26.1)       (6.8)         --         --
                                             -----       -----       -----       -----      -----
          Total operating expenses .....      84.7        37.3        47.8        44.7       99.5
                                             -----       -----       -----       -----      -----
Income (loss) from operations ..........     (39.0)        8.1        10.4        16.2      (45.9)
          Interest income (expense), net      (4.1)       (1.1)        1.1          --        3.0
                                             -----       -----       -----       -----      -----
     Income (loss) before income taxes,
          discontinued operations and
          extraordinary item ...........     (43.1)        7.0        11.5        16.2      (42.9)
     Income tax provision ..............       0.4         0.4          --         1.7         --
                                             -----       -----       -----       -----      -----
Income (loss) from continuing
          operations ...................     (43.5)        6.6        11.5        14.5      (42.9)
     Income (loss) from discontinued
           operations ..................      (5.6)      (16.5)        2.9         6.9         --
     Extraordinary item ................        --         4.3          --          --         --
     Net income (loss) .................     (49.1)%      (5.6)%      14.4%       21.4%     (42.9)%
                                             =====       =====       =====       =====      =====





FISCAL YEAR ENDED JUNE 29, 1996 COMPARED TO JUNE 24, 1995

NET SALES. Net sales for fiscal year 1996 were $22.3 million, down $1.3 million or 5.6%, compared to $23.6 million in fiscal year 1995. Fiscal year 1995 included sales of the 1149 tester product line which was sold in November 1994. Offsetting that decrease were sales generated from the Company's upgrade for its 2000 series tester, higher sales volumes of the Company's standard handler products, its original 2000 series test system and its spare parts.

Sales information by geographic region is detailed in Note 12 of Notes to Consolidated Financial Statements. Net sales in fiscal year 1996 to unaffiliated customers in the U.S. were $9.5 million, down 14.4% or $1.6 million, compared to $11.1 million in fiscal year 1995. Net sales in fiscal year 1996 to unaffiliated customers in the Far East decreased by $1.2 million or 11.7%, to $9.1 million from $10.3 million in fiscal year 1995. Sales increases in the Company's standard handler products, spare parts, and 2000 series tester related products partially offset the decrease resulting from the sale of the 1149 tester product line. Net sales in fiscal year 1996 to unaffiliated customers in Europe increased by $1.6 million or 72.7%, to $3.8 million from $2.2 million in fiscal year 1995. The continuing strength of the European economy and of the semiconductor industry during the first half of fiscal 1996 contributed to this increase.

GROSS PROFIT. Gross profit in fiscal year 1996 increased 21.5% or $2.3 million to $13.0 million from $10.7 million in fiscal year 1995. As a percentage of net sales, gross margin improved to 58.2% in fiscal 1996 from 45.4% in fiscal 1995. The improvement in gross margin was generated from changes in product mix, manufacturing efficiencies and lower charges for inventory obsolescence.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative ("SG&A") expense in fiscal year 1996 decreased $3.4 million or 30.1%, to $7.9 million from $11.3 million in fiscal year 1995. As a percentage of net sales, the SG&A expense decreased from 47.7% in fiscal year 1995 to 35.5% in fiscal year 1996. The first six months of fiscal 1995 contained expenses associated with the 1149 tester product line which was sold in November 1994. Therefore, headcount reductions due to the sale of the 1149 tester product line decreased SG&A expenses in fiscal 1996. Additionally, professional fees were lower.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased $0.6 million, or 16.2%, to $4.3 million from $3.7 million in fiscal year 1995. As a percentage of net sales, R&D expense increased to 19.1% from 15.8% for last fiscal year. The increase is due to the Company's development of its 7632 Pick and Place handler and its 5100 High Speed Gravity Feed handler.

These new products are allowing the Company to enter market segments it did not participate in previously. However, the success of these products is subject to various risks and uncertainties, including customer acceptance, fluctuations in the semiconductor market, technology changes and the possible adverse impact of competition.

UNUSUAL AND NONRECURRING INCOME. In fiscal year 1996, the Company received approximately $1.5 million from the resolution of disputes concerning the $2 million escrow fund created to cover certain contingencies in connection with the November 1994 sale of the 1149 tester product line to Megatest Corporation. Under the terms of the settlement, all disputes between the parties have been resolved. The Company has classified this amount as an unusual and nonrecurring gain in the results of operations for fiscal year 1996. In fiscal year 1995, unusual and nonrecurring income and expense items consisted of a $5.2 million gain on the sale of the 1149 tester product line, a $1.9 million gain on the settlement with SymTek, a $0.8 million charge for costs associated with the severance of the Company's Chief Executive Officer, and a $0.2 million charge for closing a Japanese facility.

INTEREST INCOME AND EXPENSE. Interest expense decreased $0.4 million in fiscal year 1996 due to decreased debt. The Company generated interest income of $0.3 million due to increased cash balances in fiscal year 1996. During fiscal year 1995, proceeds from the sale of the Company's 1149 tester product line were used to reduce debt. Funds received in the private placement and from the escrow settlement have reduced the need for new debt.

INCOME TAX PROVISION. During fiscal 1996, the Company incurred minimal tax liability primarily related to foreign taxes. The Company has recorded valuation allowances against all benefits associated with net operating loss carryforwards due to uncertainty regarding their ultimate realization.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations for fiscal year 1996 was $2.6 million, inclusive of an unusual and non-recurring gain of $1.5 million. Income from continuing operations for fiscal year 1995 was $1.6 million which included an unusual and non-recurring gain of $6.2 million principally relating to the sale of the Company's 1149 tester product line and a gain on the settlement with SymTek Systems.

DISCONTINUED OPERATIONS. In fiscal year 1995, the Company recorded a $3.3 million loss for the disposal of ITS, based on management's plan to sell at May 31, 1995, and a letter of intent signed in August of 1995. As a result of the final signed sales agreement, during fiscal year 1996, the Company recorded $0.7 million of income resulting from additional information on the disposal of ITS.

NET INCOME ATTRIBUTABLE TO COMMON STOCK. Net income attributable to common stock for fiscal year 1996 was $3.2 million, a $4.5 million increase over the net loss of $1.3 million in fiscal year 1995. The loss in fiscal year 1995 included extraordinary income of $1.0 million relating to the gain on settlement of trade payables.

FISCAL YEAR ENDED JUNE 24, 1995 COMPARED TO JUNE 25, 1994

NET SALES. Net sales for fiscal year 1995 were $23.6 million, down 24.6%, or $7.7 million, compared to $31.3 million in fiscal year 1994. Sales of the 1149 tester product decreased $5.2 million due to the sale of that product line by the Company in the second quarter of fiscal 1995. Sales of the Company's spare parts, which include the 1149 tester spares, decreased by approximately $3.8 million. These decreases were offset by an increase of $1.3 million in sales of the Company's 4610 Handler product.

Sales information by geographic region is detailed in Note 12 of Notes to Consolidated Financial Statements. Net sales in fiscal year 1995 to unaffiliated customers in Europe increased by $1.0 million, or 83.3%, to $2.2 million from $1.2 million in fiscal year 1994. The increase is primarily attributable to the turnaround in the semiconductor industry and the strengthening of the European economy. Net sales in fiscal year 1995 to unaffiliated customers in the U.S. were $11.1 million, down 24.0%, or $3.5 million, compared to $14.6 million in fiscal year 1994. The decrease was primarily due to the sale of the Company's 1149 product line during the second quarter of fiscal year 1995. Net sales in fiscal year 1995 to unaffiliated customers in the Far East decreased by 34.0% or $5.3 million, to $10.3 million from $15.6 million in fiscal year 1994, due primarily to the sale of the Company's 1149 product line.

GROSS PROFIT. Gross profit in fiscal year 1995 decreased $3.6 million or 25.2% to $10.7 million from $14.3 million in fiscal year 1994. Fiscal year 1995's gross profit as a percent of net sales of 45.4% remained relatively consistent with fiscal year 1994's gross profit of 45.7%. This continued lower level of gross profit was attributable to the sale of the 1149 tester product line and significant charges for obsolete inventory, primarily due to component parts purchased and assembled in anticipation of customized sales which did not occur due to the lack of customer commitments and failure of the Company to meet design specifications.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense in fiscal year 1995 decreased $3.9 million or 25.7%, to $11.3 million from $15.2 million in fiscal year 1994. The decrease was primarily attributable to lower selling expenses due to headcount reductions caused by the 1149 Tester product line sale. As a percentage of net sales, the selling, general and administrative expense decreased from 48.6% in fiscal year 1994 to 47.7% in fiscal year 1995.

RESEARCH AND DEVELOPMENT EXPENSE. In fiscal year 1995, research and development expense decreased $2.4 million, or 39.3%, to $3.7 million from $6.1 million in fiscal year 1994. The decrease was primarily due to headcount reductions caused by the sale of the 1149 tester product line. As a percentage of net sales, research and development expenses decreased to 15.8% from 19.6% for the prior year.

UNUSUAL AND NONRECURRING INCOME AND EXPENSE. In fiscal year 1995, unusual and nonrecurring income and expense items consisted of a $5.2 million gain on the sale of the 1149 tester product line, a $1.9 million gain on the settlement with SymTek, a $0.8 million charge for costs associated with the severance of the Company's Chief Executive Officer, and a $0.2 million charge for closing a Japanese facility.

INTEREST EXPENSE. Net interest expense decreased $1.0 million or 76.9%, to $0.3 million in fiscal year 1995 from $1.3 million in fiscal year 1994. The decrease is due to the reduction of debt made possible by the proceeds received from the sale of the 1149 tester product line. As a percentage of net sales, interest expense decreased to 1.1% from 4.1%.

INCOME TAX PROVISION. The Company's income tax provision for fiscal year 1995 and fiscal year 1994 was attributable to alternative minimum taxes and foreign income taxes. The Company has recorded valuation allowances against all benefits associated with net operating loss carryforwards due to uncertainty regarding their ultimate realization.


QUARTER ENDED SEPTEMBER 28, 1996 COMPARED TO SEPTEMBER 30, 1995

NET SALES. Net sales for the first quarter ended September 28, 1996, were $2.6 million, a decrease of $4.3 million or 62.3% from $6.9 million a year ago. The slowdown in the semiconductor industry, combined with relatively low sales order backlog levels at fiscal year-end 1996, severely impacted revenues for the first quarter of fiscal year 1997. The impact was felt in all of the geographic areas in which the Company operates. The Company anticipates that sales will continue to be below comparable periods for 1996, unless semiconductor market conditions improve significantly.

GROSS PROFIT. Gross profit for the first quarter of 1997 was $1.4 million, a decrease of $2.8 million or 66.7% from $4.2 million of a year ago. Gross margin was 53.6%, compared to 60.9% for the same period last year. The reduction in gross margin is attributable to changes in product mix and to unabsorbed overhead expenses due to lower production levels. The Company anticipates that quarterly gross margins on current products for fiscal year 1997 will continue to be adversely affected by unabsorbed overhead costs, unless semiconductor market conditions improve significantly.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense in the first quarter of 1997 was $1.8 million, a decrease of $0.6 million or 25.0% from $2.4 million of a year ago. The reduction is attributable to efforts to contain costs, focused primarily in personnel, consulting and facility expense reductions. As a percentage of net sales, SG&A increased to 69.2% for the first quarter of 1997 from 34.8% for the same period last year. The percentage increase is due to the lower net sales level.

RESEARCH AND DEVELOPMENT EXPENSE. Research and development (R&D) expense for the first quarter of fiscal 1997 increased $0.2 million or 33.3% to $0.8 million from $0.6 million for the same period one year ago. As a percentage of net sales, R&D expenses increased to 30.8% from 8.7% in the prior year. The R&D expenditures and management's plans to continue significant investment in R&D reflect the Company's continued focus on new product offerings.


INTEREST INCOME. The Company generated net interest income during the quarter of $79,000 as compared to $4,000 for the same period one year ago. The increase in net interest income is due to the Company's strengthened cash position and reduced debt level in the first quarter of fiscal 1997 versus 1996.

NET INCOME (LOSS). Net loss attributable to common stock for the first quarter of fiscal 1997 was $1.1 million as compared to net income of $1.5 million (including $0.5 million of income from discontinued operations) for the first quarter of fiscal 1996.



LIQUIDITY AND CAPITAL RESOURCES


FISCAL YEAR ENDED JUNE 29, 1996

During fiscal year 1996, the Company used $0.3 million of cash in its operating activities. The primary uses of cash were the payments of accounts payable and accrued liabilities. Capital expenditures for fiscal 1996 were $0.6 million.

In August of 1995 the Company completed a private placement offering of 1,500,000 shares of Common stock resulting in net proceeds of $4.6 million from several accredited investors. The proceeds from the private placement were used for working capital purposes.

In December of 1995, the Company received $1.5 million in settlement of the escrow agreement established with Megatest Corporation in connection with the sale of the 1149 tester product line which occurred in November of 1994. These funds were also used for working capital purposes.

In February of 1996, the Company received $500,000 from Hambrecht & Quist Guaranty Finance L.P. ("H&Q") pursuant to its exercise of stock purchase warrants for 160,000 shares of the Company's common stock. H&Q had earned these warrants under a previous financing agreement it had entered into with the Company. The Company is using these funds for working capital purposes.


During fiscal year 1995, the Company used $5.9 million of cash in its operating activities. The primary uses of cash in operating activities were $7.8 million for the settlement of accounts payable and accrued liabilities. Cash used by operating activities was partially offset by the sale of inventory accumulated during prior fiscal years and improved collection of accounts receivable.

In the second quarter of fiscal year 1995, the Company completed the sale of its 1149 tester product line to Megatest. The sale generated $10.8 million in cash, as well as a $1.9 million decrease in liabilities assumed by Megatest. Concurrent with the acquisition, Megatest purchased 315,789 shares of the Company's Non-voting Series A Preferred stock for $1.5 million.

Also during the second quarter of fiscal 1995, the Company used $3.5 million of the proceeds from the sale of the 1149 tester product line in settlement of $4.5 million of outstanding trade payables. The difference between the trade payables and the cash used resulted in an extraordinary gain of $1.0 million, net of $21,000 provision for taxes. The Company also reached a settlement with SymTek, consequently realizing a one-time gain of $1.9 million, ($1.3 million was received in cash, and $0.6 million was a reduction in liabilities).

In addition, upon the closing of the sale of the Company's 1149 tester product line, the Company repaid $500,000 on its financing arrangement with H&Q, purchased the equipment subject to the Company's equipment lease with H&Q for $640,137 and deposited $3,710,950 with H&Q to secure current and future obligations of the Company. In return, H&Q extended the term of the financing arrangement. Effective December 23, 1994, the financing arrangement with H&Q was terminated and all amounts owed were paid by the Company from the deposit. The Company repurchased 140,000 common shares from H&Q for $1,400,000 pursuant to a put option. At that time, all current agreements with H&Q were terminated and replaced with a new lease on the Company's world headquarters building effective through April of 1996. In May of 1995, H&Q determined that the deposit amounts on hand were sufficient to release the Company from the obligation to make further monthly lease and deposit payments.


Current assets at June 29, 1996, were $15.7 million, or $6.0 million higher than the amount of current assets of $9.7 million at June 24, 1995. This increase is principally due to an increase in cash of $6.6 million offset by amortization of the Company's prepaid lease costs.

Current liabilities at June 29, 1996, were $3.1 million, a decrease of $3.8 million from the amount of current liabilities of $6.9 million at June 24, 1995. Settlement of the shareholders' lawsuit by the issuance of 200,000 shares of common stock eliminated the $1.2 million reserve that existed at June 24, 1995. The remaining decrease is due to reduction of accounts payable and accrued liabilities and amortization of unearned service revenue.

Working capital was positive at the end of the fiscal year 1996 at $12.6 million, an increase of $9.7 million since June 24, 1995. The increase is primarily due to the cash proceeds from the private placement and the funds received from the escrow settlement.

Management believes that cash flows from operations will sustain the Company's continuing operation at their current level. The Company's anticipated capital needs for fiscal 1997 are related to the development of additional handler products. The Company currently anticipates no significant asset purchases.

QUARTER ENDED SEPTEMBER 28, 1996

In February 1996, the Company received $0.5 million from Hambrecht & Quist Guaranty Finance L.P. ("H&Q") pursuant to its exercise of stock warrants for 160,000 shares of the Company's common stock. In December 1995, the Company received $1.5 million in settlement of the escrow agreement established with Megatest Corporation in connection with the November 1994 sale of the 1149 tester product line. In August 1995, the Company completed a private placement offering of 1,500,000 shares of the Company's common stock receiving net proceeds of $4.6 million. These funds are being used for operations and the unused portion is currently held in interest-bearing cash equivalents.

The Company generated $0.2 million of cash in its operating activities during the quarter ended September 28, 1996, compared to cash used in operations of $2.0 million in the same period the preceding year. Net loss and income, respectively, offset by changes in accounts receivable, were the primary factors for each of the periods.

Capital expenditures for the first three months of fiscal 1997 were $20,000, compared to $50,000 in the previous year. The Company does not anticipate making significant capital investments in fiscal 1997.

At September 28, 1996, the Company had cash and cash equivalents of $8.0 million, versus $7.8 million at June 29, 1996.

Current assets at September 28, 1996 were $14.8 million, or $0.9 million lower than the amount of current assets of $15.7 million at June 29, 1996. The $1.0 million decrease in accounts receivable was partially offset by the $0.2 million increase in cash.

Current liabilities at September 28, 1996 were $3.3 million, an increase of $0.2 million compared to $3.1 million at June 29, 1996. An increase in unearned service revenue was partially offset by a reduction in accounts payable and accrued liabilities.

The Company's operations have been funded with proceeds from the private placement, escrow settlement and operating cash flows. Management believes that cash and cash equivalents on-hand, and anticipated cash flows from operations, are sufficient to sustain the Company's current operations in the current semiconductor market environment through the current fiscal year.


FEDERAL TAX MATTERS


         The Company paid only nominal federal and state income taxes in fiscal years 1994, 1995 and 1996. At June 29, 1996, the Company had federal net operating loss carryforwards for tax reporting purposes of approximately $23.7 million, a portion of which is subject to annual limitation under Section 382 of the Internal Revenue Code. See Note 7 of Notes to Consolidated Financial Statements.


FOREIGN CURRENCY EFFECTS

         The vast majority of the Company's transactions are denominated in U.S. dollars; as such, fluctuations in foreign currency exchange rates have historically had little impact on the Company.

EFFECTS OF INFLATION

          Inflation has not been a significant factor in the Company's operations over the last three fiscal years, and it is not expected to affect operations in the future.

IMPACT OF ACCOUNTING STANDARDS


         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of SFAS No. 123 in the first quarter of fiscal 1997 for employee stock-based grants, the effect of which was not material for the period.


RISK FACTORS


         Except for the historical information contained herein, certain of the matters discussed in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These "forward-looking statements" involve certain risks and uncertainties, including, but not limited to, the following: (1) fluctuations and periodic downturns in the semiconductor market which often have had a disproportionately negative effect on manufacturers of semiconductor capital equipment; (2) rapid changes in technology and in tester and handler products, which the Company must respond to successfully in order for its products to avoid becoming noncompetitive or obsolete; (3) customer acceptance of the Company's new products, including the MCT 5100 and MCT 7632 handlers; (4) possible loss of any of the Company's key customers, who account for a substantial percentage of the Company's business; and (5) the possible adverse impact of competition in markets which are highly competitive. All forecasts and projections in this report are "forward-looking statements," and are based on management's current expectations of the Company's near-term results, based on current information available pertaining to the Company, including the risk factors discussed above. Actual results could differ materially.





                           PRICE RANGE OF COMMON STOCK



         From October 18, 1993 through September 15, 1994, the Company's Common Stock was traded on the NASDAQ National Market System. Between September 15, 1994 and October 23, 1995, the Common Stock was traded on the OTC Bulletin Board. From October 23, 1995 until June 19, 1996 the stock was traded on the NASDAQ Small Cap Market. The stock resumed trading on the NASDAQ National Market System on June 19, 1996.


         The following table sets forth the high and low prices for the Company's stock as reported by NASDAQ and the OTC Bulletin Board for the periods indicated:


                                                         Fiscal 1997
                                                         -----------
                                                       High       Low
                                                       ----       ---
              First Quarter                          $ 3 1/2   $ 1 7/8
              Second Quarter (through Nov. 12)         3         1 13/16



                                                         Fiscal 1996
                                                         -----------
                                                        High      Low
                                                        ----      ---
              First Quarter                          $ 7 3/8   $ 3
              Second Quarter                           8         6 1/2
              Third Quarter                            6 7/8     4
              FourthQuarter                            5 1/8     3 3/8

                                                         Fiscal 1995
                                                         -----------
                                                       High         Low
                                                       ----         ---
               First Quarter                         $ 6 1/4   $  2 1/2
               Second Quarter                          5 7/8      1 7/8
               Third Quarter                           3 7/8      1 1/2
               Fourth Quarter                          3 1/4      1 1/2



         The above prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The approximate number of holders of record of the Common Stock as of November 12, 1996 was 321.


                                DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on its Common stock and does not anticipate paying any cash dividends in the foreseeable future. No dividends may be paid on the Company's Common stock while any cumulative dividend remains accrued and unpaid on the Company's Non-Voting Series A Preferred Stock. The Company currently intends to retain future earnings to fund the development and growth of its business.



                                    BUSINESS


GENERAL


         Unless the context otherwise requires, references in this Prospectus to the Company or MCT refer to Micro Component Technology, Inc. and its consolidated subsidiaries. The Company was incorporated in Minnesota on June 20, 1972, was reorganized as a Delaware corporation on June 28, 1983, and was reorganized as a Minnesota corporation on November 6, 1996. The Company has one wholly-owned active subsidiary, Micro Component Technology Asia Pte. Ltd. ("MCT Asia"). The Company's principal executive offices are located at 3850 North Victoria Street, St. Paul, Minnesota 55126 and its telephone number at that location is (612) 482-5100.


         The Company designs, manufactures, markets, services and distributes automatic test equipment ("ATE") consisting of both handling and testing equipment for integrated circuit ("IC") devices manufactured by the semiconductor industry. Today, IC devices are found in a rapidly increasing number of items as varied as clock radios, telecommunication products (i.e., phones and pagers), automotive electronics and computers.

BACKGROUND

         On October 18, 1993 the Company completed an initial public offering of 2,200,000 shares of its Common stock resulting in net proceeds to the Company of $21.7 million. Simultaneous with the closing, all series of Redeemable Preferred Stock, Class B Non-voting Common stock, and the outstanding Subordinated Debentures were exchanged or converted into shares of Common stock.


         On November 22, 1994, the Company completed the sale of its 1149 tester product line to Megatest Corporation. Concurrent with this sale, Megatest purchased 315,789 shares of the Company's Non-Voting Series A Preferred Stock.

         On September 25, 1995, the Company completed the sale of its European subsidiary, Intertrade Scientific, Inc. ("ITS"). The Company continues to distribute its products in Europe through another distributor.


         The Company's fiscal year ends on the last Saturday of June.

PRODUCTS

         HANDLING EQUIPMENT
         Handlers are electro-mechanical systems which are connected to a tester in order to automate the IC testing process. The handlers thermally condition the IC devices, provide electrical contact between the IC and the tester, and then sort the IC's based upon the results of the testing. Handlers should present IC devices to the tester efficiently to ensure maximum utilization of the tester and should handle the IC devices without causing damage that would render them unusable. Handlers are often operated 24 hours a day, seven days a week. As handlers are comprised of many moving parts, high reliability and ease of maintenance are essential. Although the most effective handler designs reduce the amount of complex mechanisms, the industry is characterized by a wide variety of handling techniques, many of which are extremely complex.

         Handler architecture also needs to offer flexibility. While many manufacturers currently dedicate handlers to a single IC device package over a long production run, manufacturers want to be able to modify the handlers to process different types of IC devices to preserve the value of their investment in handling equipment.

         Furthermore, handler designers must consider the contact set, which is the critical mechanical and electrical interface between the tester and the IC device under test. While not all handler manufacturers offer contact sets, higher test performance can be anticipated from those handlers in which contact sets are fully integrated into the handler design. Additionally, those manufacturers not providing contact sets require the customers bear the burden of integrating testers, contact sets, and handlers.

         MCT 4610 SURFACE MOUNT DEVICE HANDLERS
         The MCT 4610 Handlers are designed for test handling of surface mount devices that are transported in tubes. These handlers rely on gravity to move untested IC devices from the top of the handler, where the temperature of the IC device is modified, to the test site and out to the output bins. The MCT 4610 Handlers are convertible for use with new types of IC devices through the purchase of package conversion kits which are available for approximately 20% of the cost of a new handler. There are currently over 50 different package conversion kits available. Although it can process certain surface mount IC devices, the MCT 4610 Handler is not designed to accommodate surface mount IC devices with package widths of 150/1000 inch or narrower, although such packages constitute a significant portion of the surface mount IC device market.

         High throughput is achieved on the MCT 4610 Handlers through short intervals between tests, a lower device jam rate and, in the case of the 4610 DUAL Handler, the utilization of two test sites. Dual test sites allow devices to be tested in parallel or in alternation, which maximizes tester usage by testing one IC device while another IC device is being moved to the test site.


         The comprehensive lead protection system in MCT 4610 Handlers minimizes device-to-device impact without limiting the throughput of the handler. The output tracks may be equipped with optional output adapters specific to the customer's tubes being used to transport devices. This prevents the leads from being damaged by incorrect tube placement.

         MCT 5100 FINE PITCH SURFACE MOUNT DEVICE HANDLER
         The MCT 5100 is a new high speed handler for handling small outline integrated circuits (SOIC). The new fine pitch SOIC packages are very light and are difficult to handle in traditional gravity feed handlers. These devices range from 0.110 inches wide to 0.300 inches wide and have lead pitch down to
0.012 inches. The MCT 5100 uses a combination of gravity feed and pick and place technology to reliably move parts through the handler. The MCT 5100 is capable of testing one to four devices in parallel with throughput of 7,200 units per hour per site. This makes the MCT 5100 one of the fastest handlers available in the market today. The system is controlled by a high speed computer that monitors all functions of the handler and is capable of producing reports to operators and management describing test efficiency, handler uptime, test yield, operator identification, lot statistics and other customer defined data. The handler can be configured with several different kits for varying customer requirements. The Company began shipping the MCT 5100 during fiscal year 1996 and anticipates it will provide a material contribution to fiscal year 1997 revenue.

         MCT 7632 FINE PITCH PICK AND PLACE HANDLER
         The MCT 7632 is a new handler for high volume manufacturing of memory and other semiconductor devices. The MCT 7632 can accommodate a large variety of package types including the traditional PLCC, LCC and PGA packages and the more difficult to handle SOIC, TSOP, TSSOP, and BGA packages. The handler uses pick and place technology to pick up devices from carriers, move them to the test site, and then move them to the appropriate bin after test. The MCT 7632 can test from 1 to 32 devices in parallel at temperatures ranging from -60 degrees Centigrade to +160 degrees Centigrade. The handler has a unique capability of being able to load and unload devices from carriers while testing without interrupting system operation. This capability, called HotSwap(TM), provides for very high throughput and ease of use in a production environment. Like the MCT 5100, the MCT 7632 is controlled by a high speed computer that monitors all functions of the handler and is capable of producing reports to operators and management describing test efficiency, handler uptime, test yield, operator identification, lot statistics and other customer defined data. The Company anticipates shipments of the MCT 7632 will begin during fiscal 1997.

         OTHER HANDLER PRODUCTS
         The Company also sells the MCT 3600 Handler and MCT 8000 Handler. These handlers are dedicated to transporting a variety of dual in-line pin package ("DIP") devices.


         TESTING EQUIPMENT
         Testers are specialized, computer-controlled electronic systems that are programmed by a user to perform electrical evaluation of IC devices including proper functionality, voltage and current characteristics, and critical timing parameters. During the design and engineering phase of the development of an IC device, testers serve as precision engineering tools for design verification, characterization (the process of determining the range and nature of a device's operating variables) and failure analysis. During manufacturing, IC devices are tested several times to segregate functional from nonfunctional devices ("functional test") and to measure the variable parametric or performance characteristics of the devices ("performance test").


         During fiscal 1995, the Company sold its 1149 product line to Megatest Corporation, allowing the Company to focus upon recapturing its market position as the premier handler company. The Company did retain its mature tester product line, the MCT 2000 Series. The Company is providing spare parts and additional pin cards, and is also performing board repair, maintenance contracts, and refurbishing units as a means of supporting the large installed base of equipment.

         In addition to the ongoing support, the Company has developed a new workstation for controlling these test systems. The MCT Workstation 2000 is a Pentium PC based workstation that provides much greater throughput by reducing test times up to 60% on certain device types. The Workstation 2000 can be installed in the field on existing test systems, significantly increasing test capacity of the installed test systems. Sales of the Workstation 2000 began in fiscal year 1996.


         See MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION for a discussion of certain risk factors related to the sale of these new products.

MARKETING AND SALES

         The Company markets its products throughout the world primarily to IC device manufacturers through its own sales force and, in selected geographical areas, independent sales representatives. The Company's marketing and sales efforts are organized around three regional divisions: the United States and Canada, Asia, and Europe. Sales in Europe are made through an exclusive independent distributor.

         The Company augments its sales efforts with direct customer support/service engineers based in the field. These engineers are specialists in the Company's product portfolio and work with the customers to help determine product requirements, install the Company's equipment, and train the customers' operators and maintenance technicians on the proper use and care of the Company's equipment. These engineers also help identify emerging markets for new products and are supported by the Company's design center at St. Paul, Minnesota.


         MCT ASIA
         As semiconductor manufacturers move responsibility for ATE purchasing to the factory level, the Company's operations in the Pacific Rim region have become increasingly important. With a presence established 15 years ago, the Company operates MCT Asia Pte., Ltd., and its wholly-owned subsidiary, MCT Asia (Penang) Sdn. Bhd., with offices in Singapore and Penang, Malaysia respectively. MCT Asia, the regional headquarters, also controls 85% of a company, MCT Beijing, in a partnership with the Institute for Integrated Circuit Testing in Beijing, PROC. To complete the region's sales coverage, MCT Asia uses sales representative companies in the Philippines, Korea and Taiwan.

         The Company has stationed service engineer personnel in Singapore; Penang, Malaysia and Bangkok, Thailand for a rapid response to any customer problem in the Far East. Additionally, a complete board-repair facility in Penang, Malaysia provides the Company's Asian customers with local board service and repair capabilities.


WORLDWIDE SUPPORT


         The Company maintains customer support centers in 15 offices worldwide, located in the U.S., the Far East, and Europe. The Company believes that its direct sales, service and applications personnel add significant value to its products, thereby enhancing their marketability and fostering long-term customer loyalty. The sales staff encourages "partnering" relationships in which the Company's sales and engineering personnel are assigned to work closely with the Company's major customers to determine the most cost-effective solutions for their ATE needs. As a result, the customer gains detailed insight into the benefits of the Company's product offerings and the Company has an opportunity to demonstrate its products as optimized for that customer.


         The Company offers initial applications development and comprehensive installation support at no additional charge, thereby eliminating a portion of the customer's overhead associated with installing a piece of capital equipment. Additionally, when the Company's engineers install equipment, they are able to verify that the overall performance of the customer's system is optimized by (1) mechanically adjusting all handler mechanisms to the positions enabling the smoothest operation, and by (2) properly calibrating the handler temperature systems to ensure accurate temperature control. The Company's engineers then run a test of the customer's IC devices and analyze the results to verify that the handler meets all performance specifications. The Company typically provides a one-year warranty against defects for its handlers and related system components.


         As with pre-sale support, continuing maintenance and service enhance customer satisfaction by ensuring maximum uptime, yield and tester utilization. These support services also generate significant revenues for the Company.


 SEASONALITY IN QUARTERLY OPERATING RESULTS

         During each quarter, the Company customarily sells a relatively small number of systems which carry a high average selling price. Although the Company believes its sales are not seasonal in nature, a small change in the number of products shipped in a quarter can have a significant impact on results of operations for that particular quarter. Moreover, production difficulties could delay shipments. Accordingly, the Company's operating results may vary significantly from quarter to quarter and could be adversely affected for a particular quarter if shipments for that quarter were lower than anticipated. The Company's quarterly operating results may also be affected by, among other factors, the timing of new product introductions, fluctuations in the semiconductor market and the actions of competitors.

CUSTOMERS

         The Company expends substantial efforts to maintain its relationships with its existing major customers in order to increase the likelihood that these manufacturers will continue to select the Company's testers and/or handlers for their future generations of IC devices. However, it is difficult to obtain significant new ATE customers.


         The Company's four largest customers by product sales volume during fiscal year 1996 were SGS Thomson Micro Electronics, Inc. ("SGS"), Philips Semiconductors ("Philips"), Advanced Micro Devices ("AMD") and Motorola Incorporated ("Motorola"). Net sales from continuing operations to the Company's four largest customers accounted for approximately 59% of the Company's total net sales in fiscal year 1994, approximately 45% of the Company's total net sales in fiscal year 1995, and approximately 51% of the Company's total net sales in fiscal year 1996.

         The Company expects that sales to SGS, Philips, AMD and Motorola will continue to account for a high percentage of its net sales in the foreseeable future, and believes that its success depends in large part upon the success of the IC devices being tested by these and other major customers. The loss of a major customer or any reduction in orders by such a customer, including reductions due to market or competitive conditions in the semiconductor industry, would have an adverse effect on the Company's results of operations. In addition, the Company's ability to increase its net sales will depend in part upon its ability to obtain orders from new customers. No assurance can be given that the Company will be able to do so.



BACKLOG


         As of June 29, 1996, the Company's backlog of unfilled orders was $1.6 million, compared with $4.5 million as of June 24, 1995. Substantially all of the backlog as of June 29, 1996 is expected to be shipped in the first half of fiscal year 1997. Since a substantial majority of the shipments made in a given quarter are usually made during the latter part of the quarter, backlog as of a date in the middle of the quarter will typically be greater than backlog at quarter end. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer and for which a delivery schedule has been specified. All orders are subject to cancellation by the customer with limited charges. The Company's backlog at a particular date is not necessarily indicative of actual sales for any succeeding period.


RESEARCH AND DEVELOPMENT

         As an important element of its business strategy, the Company works closely with its customers to develop new products and enhancements of existing products to meet the evolving needs of the ATE market, particularly with respect to emerging IC devices, while providing the lowest cost of test. The Company relies primarily on its internal engineering capabilities to develop new products and existing product enhancements. The Company may participate in joint-development arrangements when it believes a higher quality, lower cost product would result. An ongoing goal of the Company's research and development activities is to reduce the time required to develop new products and bring them to market. As handlers become increasingly complex, the development of improved software for the Company's products becomes increasingly important. The Company currently develops all software in-house and plans to expand its expertise in this area subject to the availability of financial and personnel resources.


         For fiscal years 1994, 1995 and 1996, the Company's expenses relating to research and development were $6.1 million, $3.7 million and $4.3 million, respectively.


PATENTS

         The Company attempts to protect the proprietary aspects of its products with patents and copyrights, and through trade secret laws and internal nondisclosure safeguards. The source code for all software contained in the Company's products is protected as a trade secret and as unpublished copyrighted work. In addition, the Company has entered into nondisclosure and invention assignment agreements with each of its key employees. Despite these restrictions, it may be possible for competitors or customers to copy aspects of the Company's products or to obtain information which the Company regards as a trade secret. Moreover, because of the rapid pace of technological changes in the ATE industry, the Company believes that patent, trade secret and copyright protections are less significant to its competitive position than factors such as the technical competence and creative skills of the Company's personnel, the rapid development of new products, frequent product enhancements, the Company's name recognition and ongoing reliable product maintenance and support.

         Other companies and inventors may receive patents that contain claims applicable to the Company's products. The sale of the Company's products covered by such patents could require licenses that may not be available on acceptable terms.

MANUFACTURING AND SUPPLY

         The Company's principal manufacturing activities consist of assembly and final test. The Company's components, selected subassemblies and machine parts are manufactured by third parties in the United States. However, the company maintains its own machine shop, primarily for handling special materials and product development.

COMPETITION


         The IC device ATE industry is highly competitive. The Company faces substantial competition throughout the world, primarily from ATE manufacturers in the United States and Japan. The Company's primary competitors in the handler market are Advantest, ASECO Corporation, Aetrium Incorporated (which includes its 1994 purchase of the bankrupt SymTek Systems, Inc.), Delta Design, Kuwano, Multi-Test GmbH and Tesec. From time to time, the Company's older generation handlers are sold as used equipment at prices substantially below the prices of new handlers sold by the Company. This may materially and adversely affect the Company's sales of new handlers. Used equipment is sold by original owners of the equipment and by a number of used equipment dealers. It is also sold as refurbished equipment with a limited warranty by the Company's Singapore office, MCT Asia.


         The principal elements of competition in the Company's markets include versatility, price, product performance and throughput capability, quality and reliability, customer service and support and the ability to deliver on schedule. Although the Company believes that it competes favorably with respect to each of these factors, new product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the company's existing products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's operating results. In particular, at the end of a product life cycle and as competitors introduce more technologically advanced products, pricing pressure for that product typically becomes more intense.

EMPLOYEES


         As of June 29, 1996, the Company had a total of 165 employees, including 73 (or 44%) engaged in manufacturing, 32 (or 19%) in engineering and research and development, 32 (or 19%) in sales, marketing and service, and 28 (or 18%) in administration. Many of the Company's employees are highly skilled, and the Company believes its future success will depend in large part on its ability to attract and retain such employees. None of the Company's employees is covered by a collective bargaining agreement, and the Company has experienced no work stoppages. The Company considers its employee relations to be good.


FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES


         The Company operates in three geographic areas. Summarized data for the Company's operations is included in Note 12 of Notes to Consolidated Financial Statements, included elsewhere herein.


PROPERTIES


         The Company's principal executive and administrative offices as well as its manufacturing operations utilize approximately 81,000 square feet in a facility in St. Paul, Minnesota. This facility is leased through April 1997. The current monthly rental expense for this facility is approximately $66,600. This includes the cost of utilities, taxes, insurance, building maintenance and housekeeping.

         In October 1996, the Company entered into a long-term lease agreement, beginning in April 1997, for approximately 65,000 square feet in a newly constructed facility in Roseville, Minnesota. The new facility will house the Company's principal executive and administrative offices and manufacturing operations relocating from the current site in St. Paul, Minnesota. The lease agreement provides for expansion to up to a total of approximately 79,000 square feet, as well as a one-time cancellation provision after seven years. Minimum monthly lease payments are initially expected to be approximately $42,000, depending upon actual square footage occupied and final construction costs.


LEGAL PROCEEDINGS


         The Securities and Exchange Commission has informed the Company that it is conducting an investigation with respect to certain financial reporting discrepancies announced by the Company in April 1994 dating back to fiscal 1993 and the first two quarters of fiscal 1994. The Company has submitted documents to the Commission pursuant to requests from the Commission as part of the investigation.

         On December 28, 1995, University/Joseph Associates, the former landlord of Sym-Tek Systems, Inc., filed a lawsuit against the Company in Superior Court in San Diego, California, seeking payment by the Company of $500,000. The landlord alleges in the lawsuit that the Company agreed to pay Sym-Tek's rent during the period in 1994 in which the Company and Sym-Tek were negotiating a possible merger. The merger was not concluded, and the Company has denied any liability to the landlord and intends to vigorously defend the lawsuit.

         On September 25, 1995, the Company sold all of the outstanding stock of the Company's European subsidiary, Intertrade Scientific, Inc. (ITS) to Cardine & Levy, a company based in France. In July 1996, Cardine & Levy initiated an arbitration proceeding in Geneva, Switzerland under the rules of the International Chamber of Commerce claiming damages from the Company related to the discontinuation of a distribution relationship between ITS and one of its significant equipment suppliers. The Company has responded to the request for arbitration and denied any liability. The Company intends to vigorously defend its position in the arbitration proceeding.




                                   MANAGEMENT

         Directors. The names and ages of the directors, their current positions with the Company, and their years since election are as follows:

      Name and Age                             Position                            Director Since
Roger E. Gower, 56          Chairman of the Board, President, Chief Executive            1995
                            Officer, Secretary and Director

David M. Sugishita, 48      Director                                                     1994

D. James Guzy, 60           Director                                                     1993

Patrick Verderico, 52       Director                                                     1992

Donald VanLuvanee, 51       Director                                                     1995


         Mr. Gower joined the Company as Chairman of the Board, President, Chief Executive Officer and Director in April, 1995. Prior to that time, Mr. Gower was employed by Datamedia Corporation of Nashua, New Hampshire, a network and PC security software development company, where he served as President and Chief Executive Officer since 1991. Prior to 1991 he was President and Chief Executive Officer of Intelledex, Inc., a Corvallis, Oregon-based manufacturer of robotic and automation systems for the semiconductor and disk drive manufacturing industries. Earlier in his career, Mr. Gower served as President of Qume, a $200 million printer manufacturer and wholly-owned subsidiary of ITT, and as a general manager with Texas Instruments. Mr. Gower holds a BS degree in Electrical Engineering.


         Mr. Sugishita was appointed Senior Vice President of Finance and Chief Financial Officer in April 1994, and became a director of the Company in August 1994. At the end of the term of his employment agreement in February 1995, Mr. Sugishita stopped receiving a salary and significantly reduced his time commitment to the Company, but he continued as an officer, and continued to advise and consult with the Board and management in that capacity, until September 25, 1996. As of August 28, 1995 he assumed the position of Senior Vice President Finance and Chief Financial Officer of Actel Corporation which designs, develops and markets field programmable gate arrays. Previously he served as Vice President and Corporate Controller as well as Chief Accounting Officer at Applied Materials, Inc., the world's largest manufacturer of semiconductor wafer fabrication equipment headquartered in Santa Clara, California, from 1991 until he joined the Company. From 1982 to 1991, he served as Vice President of Finance for the Semiconductor Group of National Semiconductor Corp. ("NSC"). Mr. Sugishita has an MBA degree.


         Mr. Guzy became a director of the Company in July 1993 and has been President since 1969 of the Arbor Company, a California limited partnership engaged in the electronics and computer industry. Mr. Guzy is also a director of Intel Corporation, Cirrus Logic, Inc., Novellus Corporation, Frame Technology Corporation, Alliance Capital Management Technology Fund and the Davis Group of Funds. Mr. Guzy is also a member of the Audit and Compensation Committees.


         Mr. Verderico has been a director of the Company since December 1992. He is currently an independent business consultant. From April 1, 1996 through July 31, 1996 he served as Chief Operating Officer and Executive Vice President of Maxtor Corporation which develops, manufactures and markets hard disk drives for desktop and mobile computer systems. From January 1994 through March 1996, he was Vice President, Finance and Chief Financial Officer of Creative Technology, Ltd., a California and Singapore based manufacturer and distributor of multi-media products. From October 1992 to January 1994, he was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor, Inc., a manufacturer of integrated circuits located in San Jose, California. From June 1992 to October 1992, he was Senior Vice President of Technology Solutions Company, a management consulting firm. From July 1989 to May 1992, he was a partner in management consulting with Coopers & Lybrand. Prior to that time, he held a number of financial and operations positions with several companies, including NSC. He is also a director of Catalyst Semiconductor. Mr. Verderico is also a member of the Audit and Compensation Committees.


         Mr. VanLuvanee was appointed to the Board in November 1995 to fill a vacancy. Since July 1992, he has been President and Chief Executive Officer of Electro Scientific Industries, Inc., a Portland, Oregon company which designs and manufactures sophisticated manufacturing equipment for the worldwide electronics industry. From 1991 to July 1992, he was President and Chief Executive Officer of Mechanical Technology Incorporated, a supplier of contract research and development services and a manufacturer of technologically advanced equipment. From 1990 to 1991, he was President and Chief Executive Officer of BCT Spectrums, Inc., a supplier of vacuum deposition systems. Mr. VanLuvanee is also a member of the Audit and Compensation Committees.

            Directors serve until the next annual meeting of the shareholders at which their successors are elected, or until their prior resignation, removal or incapacity.

         (b) Executive Officers. The names and ages of the executive officers, their current positions with the Company, and their years of appointment are as follows:



     Name and Age                              Position                            Officer Since
Roger E. Gower, 56           Chairman of the Board, President, Chief Executive          1995
                             Officer, Secretary and Director

Jeffrey S. Mathiesen, 35     Vice President and Chief Financial Officer                 1996

John Kingery, 41             Vice President of Engineering                              1995

Donald Lehman, 44            Vice President of Manufacturing                            1995

Dennis Nelson, 50            Executive Vice President of Sales and Marketing            1996





         The business experience of Mr. Gower is described in the previous section.

         Mr. Mathiesen joined the Company as Vice President and Chief Financial Officer on September 25, 1996. Prior to that time, he was employed by Recovery Engineering, Inc., a manufacturer and marketer of proprietary water purifiers and filters, from June 1991 to February 1996 where he was Vice President and Chief Financial Officer and previously was Controller. From April 1988 to June 1991, he was Corporate Controller at Osmonics, Inc., a manufacturer of water filtration and purification systems. Mr.
Mathiesen is a Certified Public Accountant.


         Mr. Kingery joined the Company in 1980. He was appointed Vice President of Engineering in February, 1995. Prior to that time, Mr. Kingery held numerous positions in Engineering, Marketing and Management. He has been responsible for bringing most of the Company's products through development and/or to market, from the 3600s, through the 4600/4610s, to the current 7632. He holds a BS degree in Mechanical Engineering.


         Mr. Lehman rejoined the Company as Vice President of Manufacturing in August 1995. From February of 1992 until August of 1995 he was employed by Addco Corporation and Laser Machining, Inc. where he held operations management positions. Mr. Lehman originally joined the Company in February of 1981. Until he left the Company in 1992, he served in a variety of roles with responsibility for materials management, production operations, test, quality, manufacturing engineering, and continuation engineering. Mr. Lehman holds a BA degree from the University of California, Santa Barbara.

         Mr. Nelson joined the Company as Executive Vice President of Sales and Marketing in June, 1996. Prior to that time, Mr. Nelson was employed by Credence Systems, a manufacturer of test systems for the semiconductor industry, for seven years where he was the Vice President of Western Sales. Prior to 1989, Mr. Nelson worked for over thirteen years for Teradyne, Inc., also a manufacturer of test systems for the semiconductor industry, working in engineering and several different sales and sales management positions. He holds a B.S. Degree in Elecrical Engineering from the University of Minnesota.


         Executive officers serve indefinite terms which expire when their successors are appointed, or until their prior resignation, removal or incapacity.





EXECUTIVE COMPENSATION

         Summary Compensation. The following table contains summary information concerning the annual compensation paid by the Company for fiscal 1996, 1995 and 1994 to (a) the Company's Chief Executive Officer, and (b) each of the three other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1996 and whose salary and bonus for fiscal 1996 exceeded $100,000:





                                                        Annual Compensation

                                                                                                 Number of
                                                                                                  Shares
                                                                                                Underlying
                                                                               Other Annual       Options       All Other
     Name & Principal Position          Year       Salary         Bonus        Compensation       Granted     Compensation
     -------------------------          ----       ------         -----        ------------       ---------    ------------
Roger E. Gower                          1996    $  252,500     $  100,000      $   34,131(1)              0    $    0
Chairman, President, CEO &              1995    $   57,298     $        0      $          0         300,000    $    0
Secretary (2)                           1994             -              -                 -               -         -

John Matsushima                         1996    $  130,000     $        0      $          0               0    $    0
Vice President/Controller (3)           1995    $   60,000     $        0      $          0          40,000    $    0
                                        1994             -              -                 -               -         -

Samuel Johnston                         1996    $  132,486     $   75,000      $          0               0    $    0
Acting Managing Director of             1995    $        -              -                 -               -         -
MCT Asia                                1994    $        -     $        -                 -               -         -

Harvey Levitt                           1996    $  111,330     $        0      $          0               0    $ 50,000(4)
Vice President of Corporate             1995    $   84,135     $        0      $          0          25,000    $    0
Services (3)                            1994             -              -                 -               -         -

-----------------------------

(1)    Includes relocation expenses.
(2)    Mr. Gower was appointed to these positions on April 1, 1995.
(3) Mr. Levitt resigned effective June 14, 1996, and Mr. Matsushima resigned effective July 19, 1996.
(4)    Includes severance payments.



       Aggregated Option Exercises and Year-End Option Values. The following table contains information concerning the aggregated option exercises during fiscal 1996 and the year-end option values for the executive officers named in the Summary Compensation Table:



                                                               Number of Shares Underlying     Value of In-the-Money
                                                                  Unexercised Options at       Unexercised Options at
                         Shares Acquired          Value              Fiscal Year-End              Fiscal Year-End
         Name              On Exercise           Realized       Exercisable/Unexercisable    Exercisable/Unexercisable
         ----              -----------           --------       -------------------------    -------------------------
Roger E. Gower                  0                    0                225,000/75,000             $365,625/$121,875
John Matsushima                 0                    0                 20,000/20,000               $32,500/$32,500
Samuel Johnston                 0                    0                 10,000/10,000               $16,250/$16,250
Harvey Levitt              12,500              $27,344                      0/12,500                    $0/$20,313



       Board Compensation. Directors are paid out-of-pocket expenses plus $1,200 for each Board meeting and $400 for each committee meeting which they attend, or $300 for each committee meeting which is held on the same day as a Board meeting. On November 30, 1995, Mr. VanLuvanee was granted a nonqualified option for 10,000 shares of Common stock, at a price of $7.50 per share, as additional compensation for agreeing to serve as a director. On June 28, 1996, Messrs. Verderico, Guzy and VanLuvanee were each granted nonqualified options for 10,000 shares of Common Stock, at a price of $3.375 per share, pursuant to the Stock Option Plan for Outside Directors, in connection with their re-election as directors in fiscal 1996. On November 6, 1996, Messrs. Verderico, Guzy, VanLuvanee and Sugishita were each granted nonqualified options for 10,000 shares of Common Stock, at a price of $2.06 per share, pursuant to the Stock Option Plan for Outside Directors, upon their re-election as directors at the Annual Meeting of Stockholders in fiscal 1997. The options become exercisable in 50% increments on the first and second anniversaries of the date of grant. The options must be exercised within five years after the date of grant or, if earlier, within 12 months after the director ceases being a director. Directors who are employees receive no compensation for their services as directors.

       Agreements with Officers. Effective March 28, 1995, the Company entered into an employment agreement with Mr. Gower. The current agreement may be terminated by either party with 60 days prior written notice. The agreement will also terminate upon the death, disability or breach of the agreement by Mr. Gower. In the event Mr. Gower's employment is terminated by the Company with 60 days prior written notice, the Company will continue to pay Mr. Gower his then current base salary for 12 months thereafter. The Company shall also pay or reimburse Mr. Gower for reasonable moving expenses incurred by him in connection with his move from Boston, Massachusetts to Minneapolis, Minnesota, including reasonable expenses for furnished lodging in Minneapolis-St. Paul through the end of fiscal year 1997.


                       PRINCIPAL AND SELLING STOCKHOLDERS



The following table sets forth certain information regarding the ownership of the Common Stock as of November 12, 1996, (i) by each person known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) by each of the Company's executive officers named in the Executive Compensation table, (iii) by each of the Company's directors, (iv) by all of the executive officers and directors as a group and (v) by each Selling
Stockholder:



----------------------------------------------- --------------------------------- ---------------- ------------------------------
                                                                                     Number of
                                                   Shares Beneficially Owned      Shares Offered     Shares to be Beneficially
                                                     Prior to Offering (1)              (1)          Owned After Offering (2)
----------------------------------------------- ---------------- ---------------- ---------------- -------------- ---------------
Name and Address of
Beneficial Owner                                       Number            Percent                        Number         Percent
-----------------------------------------------   ----------------  ---------------- ---------------- -------------- ---------------
FIVE PERCENT STOCKHOLDERS
Perkins Capital Management, Inc. (3)                  1,551,450           22.07%          450,000      1,101,450          15.67%
  730 East Lake Street
  Wayzata, MN  55391

Kopp Investment Advisors, Inc. (4)                      861,500           12.25%                0        861,500          12.25%
  6600 France Avenue South
  Edina, MN  55435
----------------------------------------------- ---------------- ---------------- ---------------- -------------- ---------------
DIRECTORS AND EXECUTIVE OFFICERS
Roger E. Gower (5)                                      225,000            3.10%                0        225,000           3.10%
David M. Sugishita (5)                                  125,000            1.75%                0        125,000           1.75%
John Matsushima (6)                                      20,000                *                0         20,000               *
Harvey Levitt (6)                                             0                *                0              0               *
Samuel Johnston (5)                                      12,600                *                0         12,600               *
Patrick Verderico (5)                                    15,000                *                0         15,000               *
D. James Guzy (5)                                        55,000                *                0         55,000               *
Donald VanLuvanee (5)                                     5,000                *                0          5,000               *
All directors and executive officers as a
group (ten in number) (5)                               493,150            6.59%                0        493,150           6.59%
----------------------------------------------- ---------------- ---------------- ---------------- -------------- ---------------
OTHER SELLING STOCKHOLDERS
Hambrecht & Quist Liquidating Trust (7)                 266,049            3.71%           87,500        178,549           2.49%
Guaranty Finance Management Corp. (7)                   114,021            1.61%           37,500         76,521           1.08%
Michael Jackson                                         200,000            2.84%          200,000              0               -
American Industries, Inc.                                50,000                *           50,000              0               -
Les Schwab Profit-Sharing Plan                           50,000                *           50,000              0               -
Black & Company 401(k) Trust                             25,000                *           25,000              0               -
Mark T. Donohoe I.R.A.                                   25,000                *           25,000              0               -
Anne M. Donohoe I.R.A.                                   25,000                *           25,000              0               -
St. Paul Progress Corp.                                  10,000                *           10,000              0
                                                                                                                               -
                                                                                                                               -
----------------------------------------------- ---------------- ---------------- ---------------- -------------- ---------------


*      Denotes less than 1% of shares outstanding

(1)    Excludes shares previously sold in this offering.

(2)    Assumes a sale of all shares offered hereby.

(3)    Perkins Capital Management, Inc. is a registered investment advisor.

(4)    Kopp Investment Advisors, Inc. is a registered investment advisor.
       Includes 10,000 shares owned by Leroy C. Kopp IRA.

(5) Includes shares deemed beneficially owned by virtue of the right to acquire them within 60 days pursuant to exercise of the Company's stock options as follows: Mr. Gower - 225,000; Mr. Sugishita - 125,000; Mr.
       Johnston - 10,000; Mr. Verderico - 15,000; Mr. Guzy - 15,000; Mr.
       VanLuvanee - $5,000; and all directors and executive officers as a group
       - 450,000.

(6) Mr. Levitt resigned effective June 14, 1996, and Mr. Matsushima resigned effective July 19, 1996.

(7)    Includes 139,865 shares deemed beneficially owned by Hambrecht & Quist
       Liquidating Trust, and 59,942 shares deemed beneficially owned by Guaranty Finance Management Corp., by virtue of the right to acquire them within 60 days pursuant to exercise of the Company's stock purchase warrants.

                              CERTAIN TRANSACTIONS


       In July 1992, the Company entered into a financing agreement with H&Q that consisted of a sale-leaseback transaction on the Company's world headquarters facility and certain equipment, and a revolving line of credit. On January 23, 1995, the financing arrangement with H&Q was terminated and all amounts owed were paid by the Company. All agreements between the Company and H&Q were terminated as of that time, and replaced with a new lease on the Company's world headquarters building and a Collateral Agreement providing for a security deposit securing the Company's obligations under that lease. In the fiscal year ended June 29, 1996, the Company incurred rent expense of $444,314 through April 30, 1996 at which time the lease terminated.

       As additional consideration for the financing package, and for certain extensions and modifications to it, the Company issued H&Q stock purchase warrants entitling it to purchase 190,000 shares for $4.00 per share, and 266,365 shares for $5.00 per share. Warrants for 30,000 shares expire March 5, 1998, and the remainder of the warrants expire December 31, 1999.

       On August 17, 1995, the Company sold an additional 1,500,000 shares of its Common stock to several accredited investors in a private placement. This issuance triggered an antidilution provision in two of the warrant agreements held by H&Q, which increased the number of shares and reduced the exercise price of those warrants. The effect of this provision on those outstanding warrants was as follows:





   Before Private Placement                          After Private Placement
--------------------------------                --------------------------------
Number of                                       Number of
 Shares     Price     Expiration                 Shares     Price     Expiration
---------   -----     ----------                ---------   -----     ----------

160,000     $4.00     12-31-99                  204,800     $3.125    12-31-99
266,365     $5.00     12-31-99                  426,184     $3.125    12-31-99


       Between September 26, 1995 and November 3, 1995, H&Q and its affiliates surrendered a total of 301,177 warrants in exchange for 165,102 shares of Common stock pursuant to a "cashless exercise" provision in the warrants. This provision allows the warrantholders to surrender the warrants and receive in exchange a number of shares equal to the percentage determined by dividing (a) the difference between the current market price of the Common stock and the warrant exercise price by (b) the current market price. On February 1, 1996, H&Q also exercised warrants covering 160,000 shares and paid the Company $500,000. Pursuant to a recent reorganization of the Hambrecht & Quist group, all of the remaining warrants were transferred to Hambrecht & Quist Liquidating Trust and Guaranty Finance Management Corp., which held warrants to purchase 139,865 and 59,942 shares of Common stock, respectively, as of November 12, 1996.


       The Company believes that all prior transactions between the Company and its officers, directors, or other affiliates were on terms no less favorable than could have been obtained from unaffiliated third parties on an arm's-length basis. All future transactions with directors, officers or shareholders holding more than 5% of the Company's outstanding common stock, or affiliates of any such persons, including loans to such persons, will be made for bona fide business purposes, will be on terms no less favorable than could be obtained from an unaffiliated third party and will be approved by a disinterested majority of the Company's independent outside directors. In addition, the Company has agreed with certain state regulatory authorities that so long as the Company's securities are registered in such states, or one year from the date of the Prospectus, whichever is longer, the Company will not make loans to its officers, directors, employees, or principal shareholders, except for loans made in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

       The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share, which may be issued in one or more series. The following summary is based on the provisions of the Company's Second Restated Certificate of Incorporation.

COMMON STOCK


       As of November 12, 1996, there were 7,031,170 shares of Common Stock outstanding held of record by 321 stockholders. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company has issued, or may designate and issue in the future. The transfer agent and registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A.


PREFERRED STOCK

       The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series. Each such series shall have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of the Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.


       As of November 12, 1996, there were 315,789 shares of nonvoting Series A Preferred Stock outstanding held by one stockholder. The Preferred Stock is entitled to an annual cumulative dividend of $.24 per share, which began to accrue on November 23, 1995, and which must be paid before any dividends may be paid on the Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock. The Preferred Stock has a liquidation preference, and no share of Common Stock will receive any amount in liquidation of the Company until each share of Preferred Stock has received $4.75 per share plus all accrued and unpaid dividends. The Company may redeem the Preferred Stock for $4.75 per share plus all accrued and unpaid dividends. The conversion ratio, liquidation preference, and redemption amount are subject to adjustment in the event of changes affecting the Company's capital stock.


STOCK PURCHASE WARRANTS


       As of November 12, 1996, Hambrecht & Quist, the TA Group and four other persons held warrants to purchase a total of 278,307 shares of the Company's Common Stock. All of the warrants are currently exercisable. The warrants expire at different dates between the date of this Prospectus and 1999 and have exercise prices ranging from $3.125 to $10.00 per share. See "Certain Transactions."


MINNESOTA LAW PROVISIONS


       On November 6, 1996, the stockholders of the Company approved an Agreement and Plan of Merger providing for the merger of the Company into its wholly-owned Minnesota subsidiary. The purpose of the merger was to change the Company's state of incorporation from Delaware to Minnesota. As a result, the Company is now subject to the Minnesota Business Corporation Act (the "MBCA"), which offers a Minnesota corporation and its stockholders substantially more protection than the Delaware statute against abuses or inequitable treatment which can result from hostile takeovers.

       The MBCA has a "business combination" provision that makes it more difficult for someone to acquire control of a corporation without the approval of the Board of Directors. This provision prohibits a public corporation from engaging in certain business combinations with any person that acquires beneficial ownership of ten percent or more of the voting stock of the corporation for a period of four years following the date that the person became a ten percent stockholder unless, prior to that share acquisition date, a committee of the corporation's disinterested directors approves either the business combination or the acquisition of shares.

       The MBCA also has a "control share acquisition" provision which requires prior disinterested stockholder approval for any acquisition of shares of a public corporation which results in the acquiring person owning 20 percent or more of the outstanding shares. Stockholders who exceed these thresholds without such approval lose their voting rights and are subject to certain redemption privileges of the corporation.

       The MBCA also includes three other provisions regulating hostile takeovers. The first of these provisions prohibits a publicly-held corporation from entering into or amending golden parachute agreements with any officer or director during any tender offer. The second provision imposes limits on the payment of "greenmail," by prohibiting a publicly-held corporation from purchasing shares for a premium from a five percent or greater stockholder if the shares have been beneficially owned by that person for less than two years. The final provision allows the Board of Directors of a corporation, in considering the best interests of the corporation with respect to a proposed acquisition of the corporation, to consider the interest of the corporation's employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations, and the long-term as well as short-term interests of the corporation and its stockholders.


       The foregoing provisions in the MBCA may discourage unsolicitated takeover attempts or otherwise discourage offers to stockholders of a premium to market value for their shares. The Company believes that the potential benefits of encouraging persons seeking to acquire control of the Company to negotiate with the Company outweigh the potential disadvantages of discouraging such proposals.


                                  LEGAL MATTERS

       The validity of the Common Stock offered hereby will be passed upon for the Company by Best & Flanagan, Professional Limited Liability Partnership, Minneapolis, Minnesota.

                                     EXPERTS


       The financial statements as of June 29, 1996 and June 24, 1995, and for each of the three years in the period ended June 29, 1996 included in this Prospectus, and the related financial schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                          INDEX TO FINANCIAL STATEMENTS


Consolidated Unaudited Balance Sheet as of September 28, 1996................F-2
Consolidated Unaudited Statements of Operations for the Three Months Ended
       September 30, 1995 and September 28, 1996.............................F-3
Consolidated Unaudited Statements of Cash Flows for the Three Months Ended
       September 30, 1995 and September 28, 1996.............................F-4
Notes to Consolidated Unaudited Financial Statements.........................F-5
Independent Auditors' Report.................................................F-6
Consolidated Balance Sheets as of June 24, 1995 and June 29, 1996............F-7
Consolidated Statements of Operations for the Years Ended June 25, 1994,
     June 24, 1995 and June 29, 1996 ........................................F-8
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
     For the Years Ended June 25, 1994, June 24, 1995 and June 29, 1996......F-9
Consolidated Statements of Cash Flows for the Years Ended
     June 25, 1994, June 24, 1995 and June 29, 1996.........................F-10
Notes to Consolidated Financial Statements .................................F-11

                        MICRO COMPONENT TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEET
                                 (In thousands)
                                   (Unaudited)


                     ASSETS                                       Sept. 28, 1996
-------------------------------------------------                 --------------


Current assets:
Cash                                                                   $  8,035
Notes and accounts receivable, less allowance
    for doubtful accounts of $587 (Sept. 1996)
    and $585 (June 1996)                                                  3,369
Inventories
    Raw Materials                                                         1,085
    Work in process                                                         353
    Finished goods                                                        1,616
Other                                                                       390
                                                                       --------
Total current assets                                                     14,848
                                                                       --------
Property, plant and equipment                                             4,401
    Less accumulated depreciation                                         3,316
                                                                       --------
Property, plant and equipment, net                                        1,085
Other assets                                                                118
                                                                       --------
Total assets                                                           $ 16,051
                                                                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
    Current obligations under debt facilities
    and financing obligations                                          $    340
    Accounts payable                                                        888
    Unearned service revenue                                                775
    Other accrued liabilities                                             1,253
                                                                       ---------
         Total current liabilities                                        3,256
                                                                       ---------
Long-Term debt and financing obligations                                    171
Commitment and Contingencies (Note 2)

Stockholder's Equity:
    Common Stock
         Common, $.01 par value,
           20,000,000 shares authorized,
           7,207,244 shares issued                                           71
         Redeemable convertible preferred stock,
           $.01 par value, 1,000,000 shares authorized,
           315,789 shares issued (liquidation value $4.75 per share)      1,500
         Additional paid-in capital                                      43,502
         Cumulative translation adjustment                                  (82)
         Accumulated deficit                                            (28,059)
         Treasury stock 176,074 shares of
           Common Stock at cost                                          (4,308)
                                                                       --------
           Total stockholders' equity                                    12,624
                                                                       --------
           Total liabilities and stockholders' equity                  $ 16,051
                                                                       ========

            See Notes to Unaudited Consolidated Financial Statements.

                        MICRO COMPONENT TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (Unaudited)

                                                              Three Months Ended
                                                              ------------------

                                                        Sept. 28, 1996   Sept. 30, 1995
                                                        --------------   --------------
Net Sales                                                   $ 2,631         $ 6,890

Cost of sales                                                 1,220           2,692
                                                            -------         -------

Gross profit                                                  1,411           4,198
                                                            -------         -------

Operating expenses:
    Selling, general and administrative                       1,774           2,439
    Research and development                                    844             644
                                                            -------         -------

Total operating expenses                                      2,618           3,083
                                                            -------         -------

Income (loss) from operations                                (1,207)          1,115

Interest income, net                                             79               4
                                                            -------         -------

Income (loss) before income taxes                            (1,128)          1,119

Income tax provision                                           --               118
                                                            -------         -------

Income (loss) from continuing operations                     (1,128)          1,001

Discontinued operations                                        --               474
                                                            -------         -------

Net income (loss)                                            (1,128)          1,475
                                                            =======         =======

Income (loss) per share from continuing operations          $  (.15)        $   .16

Income (loss) per share from discontinued operations           --               .08
                                                            -------         -------

Net income (loss) per share                                 $  (.15)        $   .24
                                                            =======         =======

Weighted average common and common
    equivalent shares outstanding                             7,336           6,178
                                                            =======         =======

            See Notes to Unaudited Consolidated Financial Statements.


                        MICRO COMPONENT TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                   (Unaudited)

                                                                   Three Months Ended

                                                             Sept. 28, 1996   Sept. 30, 1995
                                                             --------------   --------------
Cash flows from operating activities:
    Net income (loss)                                            $(1,128)        $ 1,475
                                                                 -------         -------
    Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating activities
         Depreciation and amortization                               113              97
         Other, net                                                  (40)              3
         Changes in assets and liabilities:
           Notes and accounts receivable                           1,011          (2,430)
           Inventories                                               (41)           (643)
           Other current assets                                      150             484
           Accounts payable                                         (154)           (137)
           Other accrued liabilities                                 335            (358)
           Discontinued operations                                  --               977
                                                                 -------         -------

    Total adjustments                                              1,374          (2,007)
                                                                 -------         -------

    Net cash provided by (used in) operating activities              246            (532)
                                                                 -------         -------

Cash flows from investing activities
    Proceeds from sale of subsidiary                                --               150
    Additions to property, plant and equipment                       (20)            (50)
                                                                 -------         -------

    Net cash provided by (used in) investing activities              (20)            100
                                                                 -------         -------

Cash flows from financing activities:
    Payments of long-term debt                                       (24)            (31)
    Proceeds from issuance of stock                                   40           4,569
                                                                 -------         -------
Net cash provided by financing activities                             16           4,538
                                                                 -------         -------

Effects of exchange rate changes                                    --              (361)
                                                                 -------         -------

Net increase in cash and cash equivalents                            242           3,745

Cash and cash equivalents at beginning of period                   7,793           1,156
                                                                 -------         -------

Cash and cash equivalents at end of period                       $ 8,035         $ 4,901
                                                                 =======         =======

            See Notes to Unaudited Consolidated Financial Statements.

                        MICRO COMPONENT TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)



1.  INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited, condensed, consolidated financial statements for the three-month period ended September 28, 1996 have been prepared in accordance with Rule 10-01 of Regulation S-X and, accordingly, do not include all disclosures required by generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included.

    Interim unaudited financial results should be read in conjunction with the audited financial statements for the fiscal year ended June 29, 1996, included elsewhere in this prospectus.

    The results of operations for the three months ended September 28, 1996 are not necessarily indicative of the operating results to be expected for the full year.

2.  CONTINGENCIES

    The Securities and Exchange Commission has informed the Company that it is conducting an investigation with respect to certain financial reporting discrepancies announced by the Company in April 1994 dating back to fiscal 1993 and the first two quarters of fiscal 1994. The Company has submitted documents to the Commission pursuant to requests from the Commission as part of the investigation.

    On December 28, 1995, University/Joseph Associates, the former landlord of Sym-Tek Systems, Inc., filed a lawsuit against the Company in Superior Court in San Diego, California, seeking payment by the Company of $500,000. The landlord alleges in the lawsuit that the Company agreed to pay Sym-Tek's rent during the period in 1994 in which the Company and Sym-Tek were negotiating a possible merger. The merger was not concluded, and the Company has denied any liability to the landlord and intends to vigorously defend the lawsuit.

    On September 25, 1995 the Company sold all of the outstanding stock of the Company's European subsidiary, Intertrade Scientific, Inc. (ITS) to Cardine & Levy, a company based in France. In July 1996 Cardine & Levy initiated an arbitration proceeding in Geneva, Switzerland under the rules of the International Chamber of Commerce claiming damages from the Company related to the discontinuation of a distribution relationship between ITS and one of its significant equipment suppliers. The Company has responded to the request for arbitration and denied any liability. The Company intends to vigorously defend its position in the arbitration proceeding.

3.  STOCK COMPENSATION PLANS

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of SFAS 123 in the first quarter of fiscal 1997, the effect of which was not material for the period.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Micro Component Technology, Inc.

    We have audited the accompanying consolidated balance sheets of Micro Component Technology, Inc. and its subsidiaries (the Company) as of June 24, 1995, and June 29, 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 24, 1995, and June 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.

/s/ Deloite & Touche, L.L.P.

Minneapolis, Minnesota
August 19, 1996


                        MICRO COMPONENT TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              June 24,       June 29,
                                                               1995           1996
                                                              -------        -------

                                                                  (in thousands)
                            Assets
------------------------------------------------------
Current Assets:
     Cash and cash equivalents .......................        $ 1,156        $ 7,793
     Notes and accounts receivable, less allowance for
       doubtful accounts in 1995 and 1996 of $100
       and $585, respectively ........................          4,039          4,380
     Inventories, less allowance for obsolescence
       in 1995 and 1996 of $4,747 and $5,041,
       respectively ..................................          3,032          3,013
     Prepaid lease costs .............................            798           --
     Other ...........................................            647            540
                                                              -------        -------
       Total current assets ..........................          9,672         15,726
                                                              -------        -------

Property, Plant and Equipment:

     Buildings and improvements ......................            384            205
     Machinery and equipment .........................          4,273          3,503
     Furniture and fixtures ..........................          2,647            955
                                                              -------        -------
                                                                7,304          4,663
     Less accumulated depreciation ...................          6,519          3,485
                                                              -------        -------
              Property, plant and equipment, net .....            785          1,178
                                                              -------        -------

Other assets .........................................             98             76
Net assets of discontinued operations ................            977           --
                                                              -------        -------

       Total assets ..................................        $11,532        $16,980
                                                              =======        =======

                 See Notes to Consolidated Financial Statements.

                        MICRO COMPONENT TECHNOLOGY, INC.
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)


                                                                                     June 24,         June 29,
                                                                                      1995              1996
                                                                                     --------         --------
                                                                                           (in thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
     Current obligations under debt facilities and financing
     obligations ............................................................        $    363         $    352
     Accounts payable .......................................................           1,791            1,044
     Accrued compensation ...................................................             560              679
     Unearned service revenue ...............................................             921              324
     Accrued severance ......................................................             410              170
     Other accrued liabilities ..............................................           1,653              519
     Shareholder's lawsuit ..................................................           1,175             --
                                                                                     --------         --------
     Total current liabilities ..............................................           6,873            3,088

Long-term debt and financing obligations ....................................              41              183

Commitments and Contingencies (Note 9)

Stockholders' Equity:
     Common, $.01 par value, 20,000,000 shares authorized,
     5,126,142 shares and 7,187,244 shares issued, respectively .............              50               70
     Redeemable convertible preferred stock, $.01 par value, 1,000,000 shares
       authorized, 315,789 shares issued (liquidation value $4.75 per share)            1,500            1,500
     Additional paid-in capital .............................................          37,251           43,463
     Cumulative translation adjustment ......................................             279              (82)
     Accumulated deficit ....................................................         (30,154)         (26,934)
     Treasury stock, 176,074 common shares
      at cost ...............................................................          (4,308)          (4,308)
                                                                                     --------         --------
         Total stockholders' equity .........................................           4,618           13,709
                                                                                     --------         --------
     Total liabilities and stockholders' equity .............................        $ 11,532         $ 16,980
                                                                                     ========         ========

                 See Notes to Consolidated Financial Statements.


                        MICRO COMPONENT TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          Year Ended
                                                                                          ----------

                                                                          June 25,          June 24,         June 29,
                                                                            1994              1995             1996
                                                                          --------         --------         --------

                                                                            (in thousands except for per share data)

Net sales ........................................................        $ 31,324         $ 23,635         $ 22,318
Cost of sales ....................................................          16,996           12,896            9,319
                                                                          --------         --------         --------

Gross profit .....................................................          14,328           10,739           12,999

Operating expenses:
         Selling, general and administrative .....................          15,216           11,267            7,933
         Research and development ................................           6,141            3,727            4,260
         Unusual and nonrecurring items ..........................           5,174           (6,178)          (1,524)
                                                                          --------         --------         --------

           Total operating expenses ..............................          26,531            8,816           10,669
                                                                          --------         --------         --------

Income (loss) from operations ....................................         (12,203)           1,923            2,330
Interest expense .................................................          (1,304)            (420)             (32)
Interest income ..................................................            --                148              278
                                                                          --------         --------         --------

Income (loss) before income taxes, discontinued operations
  and extraordinary item .........................................         (13,507)           1,651            2,576
Income tax provision .............................................             132               85                8
                                                                          --------         --------         --------

Income (loss) from continuing operations .........................         (13,639)           1,566            2,568
Discontinued operations (Note 14):
         Income (loss) from operations of discontinued
           ITS subsidiary (less applicable income taxes
           of $6 in fiscal 1994) .................................          (1,750)            (632)            --
         Income (loss) on disposal of ITS, including provision
           of $227 in fiscal year 1995 for operating losses during
           phase-out period ......................................            --             (3,265)             652
                                                                          --------         --------         --------
Income (loss) before extraordinary item ..........................         (15,389)          (2,331)           3,220

Extraordinary item (less applicable income taxes of $21) .........            --              1,005             --
                                                                          --------         --------         --------

Net income (loss) ................................................         (15,389)          (1,326)           3,220

Dividends on preferred stock .....................................             158             --               --
                                                                          --------         --------         --------

Net income (loss) applicable to common stock .....................        ($15,547)        ($ 1,326)        $  3,220
                                                                          ========         ========         ========


                                                                       Year Ended
                                                                       ----------

                                                         June 25,        June 24,         June 29,
                                                           1994            1995             1996
                                                         --------        --------        ---------
                                                         (in thousands except for per share data)

Per Share Data:
         Income (loss) from continuing operations        $  (3.34)       $   0.30        $    0.35
                                                         ========        ========        =========

         Discontinued operations ................        $  (0.43)       $  (0.74)       $    0.09
                                                         ========        ========        =========

         Income (loss) before extraordinary item         $  (3.77)       $  (0.44)       $    0.44
                                                         ========        ========        =========

         Extraordinary item .....................        $   --          $   0.19        $    --
                                                         ========        ========        =========

         Net income (loss) attributable to
           common stock .........................        $  (3.80)       $  (0.25)       $    0.44
                                                         ========        ========        =========

Average common and common equivalent
  shares outstanding ............................           4,087           5,240            7,246
                                                         ========        ========        =========

                 See Notes to Consolidated Financial Statements.


                        MICRO COMPONENT TECHNOLOGY, INC.
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                  Common Stock
                                                                                  ------------
                                  Preferred Stock                   Common                       Class A
                                  ---------------                   ------                       -------


                                                                               Par                          Par
                               Shares          Value         Shares           Value         Shares         Value
-------------------          ----------     ----------     ----------       ----------    ----------     ----------
Balance at June 26,
  1993                           30,000     $        1                                     1,487,500    $       15
  Dividends on Series A
   Preferred stock
   ($1.26 per share)
Net Loss
Warrants Issued
Common Stock Issued                                         2,200,000       $       22
Translation Adjustment
Conversion or Exchange to
  Common Stock
  (Note 4)                      (30,000)            (1)     2,800,160               28    (1,487,500)           (15)
                             ----------     ----------     ----------       ----------    ----------     ----------

Balance at June 25,
  1994                             --             --        5,000,160               50          --             --
Net Loss
Common Stock Issued                                            70,982                1
Receivables Written Off
Shares Issued on Exercise
  of Options                                                   55,000
Treasury Stock Purchased                                                            (1)
Preferred Stock Issued          315,789          1,500
Translation Adjustment
                             ----------     ----------     ----------       ----------    ----------     ----------

Balance at June 24,
  1995                          315,789          1,500      5,126,142               50          --             --
Net Income
Common Stock Issued                                         1,700,000               17
Shares Issued on
  Exercise of Options                                          36,000              --
Shares Issued on
  Exercise of Warrants                                        325,102                3
Translation Adjustment
                             ----------     ----------     ----------       ----------    ----------     ----------
Balance at June 29,
  1996                          315,789     $    1,500      7,187,244       $       70          --       $     --
                             ==========     ==========     ==========       ==========    ==========     ==========

(Wide Table Continued From Above)

                                   Common Stock
                                   ------------
                                      Class B
                                      -------
                                                                          Receiv.
                                                              Add'l       from              Cum
                                               Par           Paid-In      Stock-          Transl
                               Shares         Value          Capital      Holders           Adj.
-------------------          ----------     ----------     ----------    ----------     ----------
Balance at June 26,

  1993                          513,090    $         5    $     1,447     $    (159)    $      361
  Dividends on Series A
   Preferred stock
   ($1.26 per share)
Net Loss
Warrants Issued                                                    52
Common Stock Issued                                            21,686
Translation Adjustment                                                                        (109)
Conversion or Exchange to
  Common Stock
  (Note 4)                     (513,090)            (5)        12,306
                             ----------     ----------     ----------    ----------     ----------

Balance at June 25,
  1994                             --             --           35,491          (159)           252
Net Loss
Common Stock Issued                                               191
Receivables Written Off                                                         159
Shares Issued on Exercise
  of Options                                                      168
Treasury Stock Purchased                                        1,401
Preferred Stock Issued
Translation Adjustment                                                                          27
                             ----------     ----------     ----------    ----------     ----------

Balance at June 24,
  1995                             --             --           37,251          --              279
Net Income
Common Stock Issued                                             5,618
Shares Issued on
  Exercise of Options                                              98
Shares Issued on
  Exercise of Warrants                                            496
Translation Adjustment                                                                        (361)
                             ----------     ----------     ----------    ----------     ----------
Balance at June 29,
  1996                             --       $     --       $   43,463          --       $      (82)
                             ==========     ==========     ==========    ==========     ==========

(Wide Table Continued From Above)



                                               Treasury Stock
                                               --------------

                              Accum-
                              ulated         Class A       Common
                              Deficit        Shares         Cost
                             ----------    -----------    ----------
Balance at June 26,
  1993                       $  (13,281)        36,074    $   (2,908)
  Dividends on Series A
   Preferred stock
   ($1.26 per share)               (158)
Net Loss                        (15,389)
Warrants Issued
Common Stock Issued
Translation Adjustment
Conversion or Exchange to
  Common Stock
  (Note 4)
                             ----------    -----------    ----------

Balance at June 25,
  1994                          (28,828)        36,074        (2,908)
Net Loss                         (1,326)
Common Stock Issued
Receivables Written Off
Shares Issued on Exercise
  of Options
Treasury Stock Purchased                       140,000        (1,400)
Preferred Stock Issued
Translation Adjustment
                             ----------    -----------    ----------

Balance at June 24,
  1995                          (30,154)       176,074        (4,308)
Net Income                        3,220
Common Stock Issued
Shares Issued on
  Exercise of Options
Shares Issued on
  Exercise of Warrants
Translation Adjustment
                             ----------    -----------    ----------
Balance at June 29,
  1996                       $  (26,934)       176,074    $   (4,308)
                             ==========     ==========    ==========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        MICRO COMPONENT TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended
                                                                   ----------------------------------

                                                                   June 25,     June 24,     June 29,
                                                                     1994         1995         1996
                                                                   --------     --------     --------
                                                                             (in thousands)
Cash flows from operating activities:
         Net income (loss) ....................................    ($15,389)    ($ 1,326)    $  3,220
         Adjustments to reconcile net income (loss) to net cash
         used by operating activities:
           Extraordinary item .................................        --         (1,026)        --
         Depreciation and amortization ........................       1,062          903          463
           Unusual and nonrecurring ...........................       5,174       (6,178)      (1,524)
         Deferred income taxes ................................         (34)        --           --
         Unearned service revenue .............................         124          (34)        --
         Proceeds from SymTek Settlement ......................        --          1,325         --
         Other, net ...........................................        (396)        (347)          (4)
         Changes in assets and liabilities:
            Notes and accounts receivable .....................       2,067        1,022         (170)
           Inventories ........................................      (9,473)       6,033           19
           Other current assets ...............................        (187)        (752)         905
           Accounts payable ...................................       6,432       (6,223)        (747)
           Accrued compensation ...............................        (280)        (419)         119
           Other accrued liabilities ..........................      (1,992)      (1,164)      (2,046)
            Other assets ......................................         310          (27)          22
           Discontinued operations ............................         496        2,272         (595)
                                                                   --------     --------     --------

         Total adjustments ....................................       3,303       (4,615)      (3,558)
                                                                   --------     --------     --------
Net cash used in operating activities .........................     (12,086)      (5,941)        (338)
Cash flows from investing activities:
         Proceeds from sale of property, plant
         and equipment ........................................        --             96           23
         Additions to property, plant and equipment ...........      (1,740)        (120)        (642)
         Proceeds from sale of product line ...................        --          9,529        1,524
         Discontinued operations ..............................        (342)           6        1,401
                                                                   --------     --------     --------
Net cash provided by (used in) investing activities ...........      (2,082)       9,511        2,306
Cash flows from financing activities:
         Borrowings under credit agreements ...................       2,037         --           --
         Payments under credit agreements .....................        --         (1,950)        --
         Proceeds from debt issuance ..........................         100         --           --
         Repayments of debt ...................................      (7,250)      (2,715)        (102)
         Proceeds from issuance of stock ......................      21,708        1,500        5,132
         Discontinued operations ..............................      (2,019)        (121)        --
                                                                   --------     --------     --------
Net cash provided by (used in) financing activities ...........      14,576       (3,286)       5,030
Effects of exchange rate changes ..............................          53           27         (361)
                                                                   --------     --------     --------
Net increase in cash ..........................................         461          311        6,637
Cash at beginning of year .....................................         384          845        1,156
                                                                   --------     --------     --------
Cash and cash equivalents at end of year ......................    $    845     $  1,156     $  7,793
                                                                   ========     ========     ========

                 See Notes to Consolidated Financial Statements.


                        MICRO COMPONENT TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


         The Company designs, manufactures, markets and services automatic test equipment consisting of both handling and testing equipment for the semiconductor industry. The Company's handlers are designed to handle most integrated circuit ("IC") device packages currently in production. The Company's testers are used to test logic, mixed signal, microprocessor, microperipheral and application-specific IC devices. The Company's major customers include SGS-Thomson Micro Electronics, Inc., Philips Semiconductors, Advanced Micro Devices and Motorola Incorporated.


         The Company's customers are supported by a network of offices and representatives across the United States, Europe, and throughout the Far East. The Company was formed in 1972 and is headquartered in Saint Paul, Minnesota.

CONSOLIDATION

         The consolidated financial statements include the accounts of the parent company and its subsidiary after elimination of all significant intercompany balances and transactions. The significant subsidiary is 100% owned.

USE OF ESTIMATES


         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.


FISCAL YEAR

         The Company's fiscal year is 52 or 53 weeks, ending on the last Saturday in June.

CASH EQUIVALENTS


         Cash equivalents are all highly liquid temporary cash investments purchased with original maturities of three months or less. The fair market value of such investments approximates cost.


INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Provision for obsolescence is made based on estimates of future sales and the related value of component parts.

REVENUE RECOGNITION

         Revenue for product sales is generally recognized upon shipment if all conditions precedent to the sale have been met or are assured of being met. If significant conditions regarding acceptance and right of return exist, revenue is not recognized until such conditions are met. Service revenue is deferred and amortized to earnings on a straight-line basis over the life of the service contract.

INCOME OR LOSS ON COMMON STOCK

         Income or loss per share data is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares are not included in the per share calculations when the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period prior to the initial public offering have been included in the calculation through the completion of the offering as if they were outstanding for the entire period, using the treasury stock method and an initial public offering price of $11.00 per share even if their effect is antidilutive. Dividends on Preferred stock have been deducted from net income to arrive at income or loss applicable to common shares.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the assets for financial reporting and accelerated methods for tax purposes. Estimated lives used in computing depreciation are as follows:


          Buildings and improvements................... 2 to 26 years
          Machinery and equipment ..................... 3 to 10
          Furniture and fixtures ...................... 3 to 10


PRODUCT WARRANTY

         Estimated costs of warranty obligations to customers are charged to expense and a related accrual is established at the time the product is sold.

INCOME TAXES


         The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes." Deferred income tax benefits and deferred income taxes are recorded based on differences in the bases of assets and liabilities between the financial statements and the tax returns.


FOREIGN CURRENCY TRANSLATION

         Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end rates, and the statement of operations is translated at average exchange rates during the year. Translation adjustments arising from the translation of the foreign affiliates' net assets into U.S. dollars are recorded as a separate component of stockholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS


         All financial instruments are held for purposes other than trading. The estimated fair values of financial instruments approximate their carrying amounts in the balance sheets.


NEW ACCOUNTING STANDARDS


         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company currently intends to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees and therefore the adoption of SFAS 123 will not have an impact on the Company's financial position or results of operations. The Company will adopt the disclosure provisions of SFAS No. 123 in fiscal 1997.


RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses for new product development are charged to expense as incurred.

RECLASSIFICATIONS


         Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform to the 1996 classification. These reclassifications had no impact on net losses or stockholders' equity as previously reported.

NOTE 2 - SALE OF 1149 TESTER PRODUCT LINE


         On November 22, 1994, the Company completed the sale of its 1149 tester product line to Megatest Corporation. The sale was for $10.8 million in cash, as well as $1.9 million of liabilities assumed by Megatest resulting in a gain on the sale of $5.2 million.


         An additional $2.0 million was placed in escrow pursuant to the sale agreement to provide for defined contingencies related to the 1149 tester product line. This amount was deferred until definitive resolution of the defined contingencies. In December 1995, the Company received approximately $1.5 million from the resolution of disputes concerning the $2 million escrow fund. Under the terms of the settlement, all disputes between the parties have been resolved. The Company has classified these amounts as unusual and nonrecurring gains in the results of operations for fiscal 1995 and 1996.

NOTE 3 - EXTRAORDINARY GAIN FROM EXTINGUISHMENT OF DEBT

         During the second quarter of fiscal 1995, the Company used $3.5 million of the proceeds from the sale of the 1149 tester product line in settlement of approximately $4.5 million of outstanding trade payables, not including the payables assumed by Megatest as part of the sale transaction. The difference between the trade payables and the cash used resulted in an extraordinary gain of $1,005,000, net of $21,000 provision for taxes.


NOTE 4 - DEBT RESTRUCTURING AND FINANCING AGREEMENTS

         In July 1992, the Company entered into a financing agreement with Hambrecht & Quist Guaranty Finance L.P. (H&Q). The agreement consisted of a sale-leaseback transaction of the Company's world headquarters facility which was treated as a financing transaction for financial reporting purposes. In consideration for the financing package, stock purchase warrants were originally issued to H&Q allowing them to purchase up to 190,000 shares of the Company's Common stock for $4.00 per share (See Note 11).


         As part of the financing agreement, the mortgagee of the Company's world headquarters facility agreed to forgive approximately $900,000 of past due accrued interest and receive 140,000 shares of Common stock in exchange for settlement of $1,400,000 of the mortgage. The remaining mortgage balance of $5,000,000 was then assumed on a nonrecourse basis by H&Q upon the purchase of the facility from the Company. The 140,000 shares of Common stock could be put back to the Company by the mortgagee for $1,400,000. These shares were repurchased by the Company for $1,400,000 in December 1994. The Company also entered into a new lease agreement with H&Q in December 1994. This amended agreement has been accounted for as a sale-leaseback transaction. Accordingly the land, building and financing obligation have been removed from the balance sheet. The resulting gain of $365,681 was deferred and recognized over the life of the operating lease which expired in April, 1996. The Company also prepaid all future lease payments, future estimated maintenance costs and future estimated property tax payments as part of the new lease agreement. These costs were also amortized over the life of the lease.

NOTE 5 - INVENTORIES

         Major components of inventories are as follows (in thousands):


                                                         1995              1996
                                                         ----              ----


         Raw materials............................     $  1,895         $  1,215
         Work-in-process..........................          590              484
         Finished goods...........................          547            1,314
                                                       --------         --------


                                                       $  3,032         $  3,013
                                                       ========         ========


         Inventories are net of reserves established for excess quantities and obsolescence, totaling approximately $4,747,000 and $5,041,000 at June 24, 1995 and June 29, 1996, respectively. Included in cost of sales for fiscal years 1994, 1995 and 1996, are additions to these reserves of approximately $2,939,000, $2,613,000 and $814,000, respectively. During fiscal year 1995, provisions for obsolescence were primarily due to component parts purchased and assembled in anticipation of customized sales which did not occur due to lack of customer commitments and failure of the Company to meet design specifications. Product design changes to enhance market acceptance also resulted in significant obsolescence of previously purchased and assembled inventory.



NOTE 6 - LONG-TERM DEBT

         Long-term debt and financing obligations consist of the following (in thousands):

                                                     1995      1996
                                                     ----      ----

         Notes payable to City of Shoreview and
           St. Paul Progress Corp. (a) ........      $352      $303
         Equipment lease agreements (b) .......       --        218
         Other ................................        52        14
                                                     ----      ----
           Total long-term debt and
             financing obligations ............       404       535
         Less current obligations .............       363       352
                                                     ----      ----
         Total long-term debt .................      $ 41      $183
                                                     ====      ====

(a) Two term notes of $200,000; one bearing interest at 6% and the other at prime plus 1%, both secured by equipment. Interest is due monthly. Principal payments on $200,000 are due based on five-year amortization, with the remaining $200,000 due in full on March 22, 1998. The Company issued a warrant to purchase 10,000 shares of Common stock at an exercise price of $10.00 per share to St. Paul Progress Corp. in connection with its term loan of $200,000. The warrant expires March 5, 1998. The Company no longer has possession of the equipment securing the notes. This represents an event of default under the terms of the agreements, making them due and payable on demand. As a result, the outstanding principal balance has been classified as current at June 24, 1995 and June 29, 1996.

(b) Two 60-month equipment leases, bearing interest at 7%, for two Fadel Machining Centers used in the Company's manufacturing process. Capitalized lease amounts included in Property, Plant and Equipment were $219,571 net of accumulated depreciation of $13,726 at June 29, 1996.

         Cash paid during the year for interest was $1,004,000, $613,000 and $29,739 for fiscal years 1994, 1995 and 1996, respectively.


NOTE 7 - INCOME TAXES



         The income tax provision (benefit) consists of the following (in thousands):

                                        1994             1995              1996
                                        ----             ----              ----

         Current:
           Federal................    $      -        $       -         $      -
           State..................          53                -                -
           Foreign................          79               85                8
                                      --------        ---------         --------

         Total....................    $    132        $      85         $      8
                                      ========        =========         ========

         Under the terms of SFAS No. 109, the Company has recorded a valuation reserve against approximately $13.9 and $12.2 million at June 24, 1995 and June 29, 1996 of deferred tax assets related primarily to operating loss carryforwards due to the uncertainty of their ultimate realization.






         The provision for income taxes varied from the federal statutory rate as follows:


                                                            Year Ended June
                                                            ---------------

                                                     1994        1995        1996
                                                     ----        ----        ----
Tax (Benefit) At Statutory Rate                     (35.0)%      35.0%       35.0%
Effect of graduated tax rates                         1.0        (1.0)       (1.0)
Foreign Subsidiary Losses With No Tax Benefit         1.5         9.6        11.9
Foreign Loss Carryforward Benefit                    (1.2)       (6.8)       (4.7)
Adjustment to valuation allowance                    34.8       (33.2)      (41.9)
State Tax                                             0.4         --          1.2
Other                                                (0.5)        1.5        (0.2)
                                                      ----        ----        ----

                                                      1.0%        5.1%        0.3%
                                                      ====        ====        ====

         As of June 29, 1996 operating loss carryforwards ("NOL") of approximately $23,000,000 and tax credit carryforwards of approximately $136,000 are available for future U.S. federal and state tax returns. Tax loss carryforwards of certain foreign operations in the aggregate of $1,087,000 are available for tax and financial reporting purposes. Such tax loss carryforwards begin to expire in the year 2004.

         Undistributed earnings of foreign subsidiaries for which U.S. federal and state income taxes have not been provided are approximately $56,000 at June 29, 1996.

         The Company believes that its initial public offering, combined with prior events, resulted in an "ownership change" of the Company as defined in
Section 382 of the Internal Revenue Code and the Regulations issued thereunder (Section 382). Pursuant to Section 382, the Company's ability to use its NOLs originating prior to the initial public offering would be subject to an annual limitation of approximately $918,000. Losses incurred subsequent to the initial public offering are available without annual limitation to offset future income.


         Cash paid during the year for taxes was $213,000, $106,000 and $149,000 for fiscal years 1994, 1995, and 1996, respectively.


NOTE 8 - REDEEMABLE CONVERTIBLE PREFERRED STOCK

         Concurrent with the sale of the 1149 tester product line, Megatest purchased 315,789 shares of the Company's Non-voting Series A Preferred stock, at $4.75 per share, for a total of $1.5 million.

         The Preferred stock provides for an annual cumulative dividend of five percent which begins to accrue in November 1997. No dividends may be paid on the Company's Common stock while any cumulative dividend remains accrued and unpaid.

         In the event of liquidation of the Company, holders of the Preferred stock are entitled to a preference of $4.75 per share, plus any accrued dividends, before any amount can be paid on the Common stock. The Preferred stock is redeemable at the option of the Company at any time six months after the issuance date, at $4.75 per share, plus accrued dividends. The Preferred stock is convertible into shares of Common stock, on a one-for-one basis, at the option of either the Company or the holder at any time six months after the issuance date. The liquidation preference, the redemption amount, and the conversion ratio are all subject to adjustment in the event of changes affecting the Company's capital structure and in the event of certain distributions to stockholders.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

         COMMITMENTS


         The future minimum rental payments at June 29, 1996, due under noncancelable operating leases, are as follows (in thousands):


                          1997................              $      892
                          1998................                      19
                                                            ----------
                                                            $      911

         Total rent expense charged to operations, primarily for buildings, vehicles, and equipment was $449,000, $855,000, and $1,014,000 in fiscal years 1994, 1995 and 1996, respectively.


         The Company has an employment agreement with its Chief Executive Officer, that continues until 60 days written notice from either party. If the agreement is terminated by the Company, the Company shall continue to pay the salary in effect at date of termination for 12 months thereafter.

         The Company has an agreement with one other employee which provides for severance pay and other remuneration if employment is terminated without cause or if the individual should resign following a change of control.

         CONTINGENCIES


         The Securities and Exchange Commission has informed the Company that it is conducting an investigation with respect to certain financial reporting discrepancies announced by the Company in April 1994 dating back to fiscal 1993 and the first two quarters of fiscal 1994. The Company has submitted documents to the Commission pursuant to requests from the Commission as part of the investigation.

         On December 28, 1995, University/Joseph Associates, the former landlord of Sym-Tek Systems, Inc. (Sym-Tek), filed a lawsuit against the Company in Superior Court in San Diego, California, seeking payment by the Company of $500,000. The landlord alleges in the lawsuit that the Company agreed to pay Sym-Tek's rent during the period in 1994 in which the Company and Sym-Tek were negotiating a possible merger. The merger was not concluded, and the Company has denied any liability to the landlord and intends to vigorously defend the lawsuit.

         On September 25, 1995 the Company sold all of the outstanding stock of the Company's European subsidiary, Intertrade Scientific, Inc. (ITS) to Cardine & Levy, a company based in France. In July 1996 Cardine & Levy initiated an arbitration proceeding in Geneva, Switzerland under the rules of the International Chamber of Commerce claiming damages from the Company related to the discontinuation of a distribution relationship between ITS and one of its significant equipment suppliers. The Company has responded to the request for arbitration and denied any liability. The Company intends to vigorously defend its position in the arbitration proceeding.

NOTE 10 - UNUSUAL AND NONRECURRING ITEMS
         The Company incurred the following unusual and nonrecurring items reflected in income (loss) from operations (in thousands):

                                               1994          1995          1996
                                             -------       -------       -------

         Proposed Sym-Tek acquisition and
           subsequent settlement             $(3,999)      $ 1,948       $  --
         Shareholder lawsuit                  (1,175)         --            --
         Gain on sale of 1149 tester
           product line (Note 2)                --           5,194         1,524
         Severance costs                        --            (752)         --
         Costs of closing Japan facility        --            (212)         --
                                             -------       -------       -------
         Total                               $(5,174)      $ 6,178       $ 1,524
                                             =======       =======       =======


         During fiscal year 1994 the Company, in connection with a potential merger with Sym-Tek, loaned Sym-Tek approximately $2,900,000, received a security interest in substantially all of the assets of Sym-Tek, and incurred certain other costs and liabilities aggregating approximately $1,100,000. Recovery of these advances was uncertain and therefore fully reserved. Settlement was reached resulting in a gain of $1,948,000 during the second quarter of fiscal 1995.


         The Company, certain of its directors, and certain of its former officers, were defendants in a class action lawsuit alleging securities fraud in connection with the Company's initial public offering and financial reporting for the first and second quarters of fiscal 1994. The Company reached a settlement with the plaintiffs whereby the Company paid $75,000 cash to an escrow account and issued 200,000 shares of Common stock having a market value of $1,100,000. The Company made a provision of $1,175,000 in its financial statements in fiscal 1994.


         During the second quarter of fiscal year 1995 the Company accrued $752,000 for severance costs due under the former Chief Executive Officer's employment agreement.

         A provision of $212,000 was made in 1995 which covered the costs of closing the Company's sales and service operations in Japan.

NOTE 11 - STOCK OPTION AND BONUS  PLANS AND WARRANTS TO PURCHASE COMMON STOCK

         In May 1995 and August 1995, the Board of Directors amended the April 1993 Incentive Stock Option Plan for key employees and reserved an additional 500,000 shares and 250,000 shares respectively for a total of 1,250,000 shares of Common stock for issuance under the Plan at fair market value at the date of grant. The shareholders have approved this amendment. The options expire five years from the date of grant and generally vest over a two-year period at 50% per year. If an individual ceases employment, he/she has one month to exercise vested options granted prior to June 8, 1994 or 90 days for options granted on or after June 8, 1994. Options granted in excess of the $100,000 annual IRS limitations become nonqualified.

         In April 1994, the Company granted an option for 45,000 shares to a financial advisor for consulting services provided. In May 1995, the Board of Directors reserved 150,000 shares of Common stock for the grant of nonqualified stock options for outside directors, consultants and advisors.


         In fiscal 1996, the Board of Directors and the shareholders approved the Stock Option Plan for Outside Directors and reserved 300,000 shares of Common stock for issuance under the Plan. Each person who becomes an outside director will automatically be granted an option to purchase 10,000 shares. In addition, each outside director will also automatically be granted an option to purchase 10,000 shares immediately upon each reelection as a director, or on the anniversary of the prior year's grant in any year in which there is no meeting of the stockholders at which directors are elected. The period within which an option must be exercised will be the earlier of (1) five years from the date of the grant, or (2) the date which is one year after the director ceases to be a director for any reason. The exercise price for each option will be the fair market value of the stock on the date of grant, and each option will generally vest over a two-year period at 50 percent per year.


         Shares subject to option under these plans during fiscal year 1994, 1995 and 1996 were as follows:

         OPTIONS                                         SHARES            PRICE PER SHARE
         -------                                         ------            ---------------
           Outstanding, June 26, 1993............        209,000                     $3.00

         Granted.................................        645,000            $4.75 to $7.00
         Expired.................................        (55,000)           $3.00 to $5.00
                                                        ---------
           Outstanding, June 25, 1994............        799,000            $3.00 to $7.00

         Granted..................................       920,000            $2.00 to $4.25
         Exercised................................       (55,000)                    $3.00
         Expired..................................      (663,000)           $3.00 to $7.00
                                                       ----------
           Outstanding, June 24, 1995.............     1,001,000            $2.00 to $7.00


         Granted..................................       180,000            $3.375 to $7.50
         Exercised................................       (36,000)           $2.00 to $4.25
         Expired..................................      (294,500)           $2.00 to $4.25
                                                        ---------
           Outstanding June 29, 1996..............       850,500            $2.00 to $7.50
                                                         =======

         Exercisable at June 29, 1996.............       530,500            $2.00 to $7.00
                                                             =======

         In May 1993, the Board of Directors approved an Incentive Bonus Plan commencing in fiscal year 1994 which provides for payment of discretionary annual bonuses to employees of up to 5% of the Company's pretax income. Eighty percent of the bonus is to be paid in cash and twenty percent to the Company's qualified 401(k) retirement plan.


         On February 15, 1996, the Board of Directors adopted the Employee Stock Purchase Plan and reserved 300,000 shares for issuance under the Plan. Eligible employees can elect under the Plan to contribute between two percent and ten percent of their base pay each plan year (June 1 - May 31) to purchase shares of Common stock at a price per share equal to 85 percent of market value on the first day of the plan year or the last day of the plan year, whichever is lower. Employee contributions are deducted from their regular salary or wages. The maximum number of shares which can be purchased by an employee in any plan year is 1,000 shares.

         The following summarizes all warrants outstanding to purchase shares of the Company's Common stock at June 29, 1996:

                   Shares             Exercise Price          Expiration Date
                   ------             --------------          ---------------

                   169,807             $   3.125             December 31, 1999
                    30,000                 4.00              March 5, 1998
                    68,500                 5.00              December 31, 1999
                    10,000                10.00              March 5, 1998


NOTE 12 - SEGMENT, GEOGRAPHIC, CUSTOMER INFORMATION AND CONCENTRATION OF CREDIT RISK

         The Company and its subsidiaries are engaged in one major line of business, the manufacture, sale and distribution of integrated circuit handlers and testers.

The Company and its subsidiaries operate in three geographic areas.
Summarized data for the Company's continuing operations by geographic area are as follows (in thousands):


1994                                                        U.S.            EUROPE       FAR EAST     CONSOLIDATED
----                                                        ----            ------       --------     ------------
Sales to unaffiliated customers......................   $   14,557   $      1,188     $    15,579    $      31,324
Inter-area sales to affiliates.......................       14,135              -               -           14,135
Operating profit (loss)..............................     (12,669)              -             466         (12,203)
Identifiable assets..................................       24,813          2,764           4,219           31,796
Export Sales:  United States.........................            -             51             556              607


1995

Sales to unaffiliated customers......................   $   11,099   $      2,208     $    10,328    $      23,635
Inter-area sales to affiliates.......................        8,686              -           1,048            9,734
Operating profit (loss)..............................        2,302              -           (379)            1,923
Identifiable assets..................................        7,003            977           3,552           11,532
Export Sales:  United States.........................            -              -           1,048            1,048

1996


Sales to unaffiliated customers......................   $    9,494   $      3,764     $     9,060    $      22,318
Inter-area sales to affiliates.......................        7,448              -             927            8,375
Operating profit (loss)..............................        2,790              -           (460)            2,330
Identifiable assets..................................       13,587              -           3,393           16,980
Export Sales:  United States.........................            -              -             927              927

Sales to the Company's five largest customers in fiscal year 1996, 1995 and 1994 as a percent of net sales are as follows:


                                    1994              1995            1996
                                    ----              ----            ----
              Customer A              7%               15%             24%
                       B             10%                5%             11%
                       C              4%                6%             10%
                       D             17%               14%              5%
                       E             26%                9%              3%



         The Company sells its products principally to integrated circuit manufacturers and although the Company performs periodic credit evaluations of its customers and credit losses historically have been small, its accounts receivable balance is concentrated with customers principally in one industry.

NOTE 13 - NONCASH TRANSACTIONS


         Between September 26, 1995 and November 3, 1995, H&Q and its affiliates surrendered a total of 301,177 warrants in exchange for 165,102 shares of Common stock pursuant to a "cashless exercise" provision in the warrants. This provision allows the warrantholders to surrender the warrants and receive in exchange a number of shares equal to the percentage determined by dividing (a) the difference between the current market price of the Common stock and the warrant exercise price by (b) the current market price.

         In December 1995, the Company issued 200,000 shares of common stock in accordance with the $1.1 million settlement agreement for the shareholders' lawsuit.

         In January 1995, the Company issued 40,000 shares of Common stock to one of its former Chief Executive Officers and recognized compensation expense of $120,000 pursuant to his severance agreement.

         In May 1995, the Company issued 40,000 shares of Common stock to another of its former Chief Executive Officers, and agreed to pay him $20,000 in full payment and satisfaction of all debts, liabilities and obligations of the Company under his severance agreement. The Company recognized compensation expense of $50,180.


NOTE 14 - DISCONTINUED OPERATIONS

         On May 31, 1995, the Board of Directors initiated a formal plan to sell the Company's European subsidiary, Intertrade Scientific, Inc. (ITS). As a result, this subsidiary has been reflected as a discontinued operation for all periods presented.

         Net sales of discontinued operations were $10,033,000 and $15,416,000 for fiscal years 1994 and 1995, respectively. The net assets of ITS are reflected as "net assets of discontinued operations" on the June 24, 1995 balance sheet and are primarily cash, accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities.


         In August 1995, the Company received a letter of intent to purchase all of the outstanding shares of ITS stock. A provision for the loss on the sale of approximately $3,038,000 was recorded in the results of operations for the year ended June 24, 1995. As a result of the final signed sales agreement, the Company realized a net gain of $0.7 million on the disposal of ITS. The completion of the sale occurred during the first quarter of fiscal 1996.



                                                                     SCHEDULE II

               MICRO COMPONENT TECHNOLOGY, INC. AND SUBSIDIARIES
                               VALUATION RESERVES
                      FOR FISCAL YEARS 1994, 1995 AND 1996
                                 (IN THOUSANDS)


                                         Balance at          Additions                            Balance at
                                         Beginning          Charged to                              End of
Description                              of Year             Expense         Deductions            of Year
-----------                              ----------         ----------       ----------           ----------
Reserves deducted from assets to which
they apply


NOTES AND ACCOUNTS RECEIVABLE


Year ended June 25, 1994              $          67      $      187(1)       $    10(2)       $        244
Year ended June 24, 1995              $         244      $    (144)(1)       $     -(2)       $        100
Year ended June 29, 1996              $         100      $      485(1)       $     -(2)       $        585

INVENTORIES

Year ended June 25, 1994              $       2,124      $    2,939(3)       $   575(4)       $      4,488
Year ended June 24, 1995              $       4,488      $    2,613(3)       $ 2,354          $      4,747
Year ended June 29, 1996              $       4,747      $      814(3)       $   520(4)       $      5,041

DEFERRED INCOME TAXES

Year ended June 25, 1994              $       8,200      $    6,000(5)       $        -       $     14,200
Year ended June 24, 1995              $      14,200      $           -       $   300          $     13,900
Year ended June 29, 1996              $      13,900      $           -       $ 1,700          $     12,200


Notes:            (1)     Provision charged to selling general and administrative expense.
                  (2)     Uncollectible accounts written off, less recoveries.
                  (3)     Provision charged to cost of sales.
                  (4)     Inventory written off.
                  (5)     Benefit of operating loss carryforwards accumulated
                          during the year not recorded due to uncertainty of
                          realization.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following are the estimated expenses in connection with the distribution of the securities being registered, other than fees and commissions of underwriters and dealers. The Company has agreed to pay all of such expenses. All such expenses are estimated, except for the SEC registration fee:

                  SEC registration fee.....................          $ 4,130.61
                  Accounting fees and expenses.............           10,000.00
                  Legal fees and expenses..................           50,000.00
                  Printing and engraving expenses..........            7,500.00
                  Transfer agent and registrar fees........            1,000.00
                  Blue Sky fees and expenses...............           10,000.00
                  Miscellaneous expenses...................            2,369.39
                                                                     ----------

                           Total...........................          $85,000.00
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Article VII, Section 1, of the Bylaws of the Company provides that each director, officer, employee or agent be fully indemnified by the corporation in the manner and to the extent provided by Minnesota law. Minnesota Statutes,
Section 302A.521, generally requires a corporation to indemnify its directors, officers, employees or agents against judgments, penalties, fines and expenses, including attorneys' fees, incurred in connection with their official capacities, provided that such person (i) has not been indemnified by another with respect to the same matter, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) had no reasonable cause to believe that his conduct was unlawful and (v) reasonably believed that his conduct was in the best interests of the corporation.

         Article VII, Section 1, of the Bylaws of the Company also authorizes the corporation to purchase insurance to cover its directors, officers, employees and agents for claims asserted against them in their official capacities.

         Article 10 of the Articles of Incorporation of the Company provides that a director of the corporation shall have no liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty, to the fullest extent permitted by Minnesota law. Minnesota Statutes, Section 302A.251, subd. 4, provides that a director is not liable to a corporation or its shareholders for monetary damages resulting from a breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which the director derived an improper personal benefit; (4) for payment of dividends or stock redemptions by the corporation in violation of the provisions of Section 302A.559 of the Minnesota Business Corporation Act, as it may be amended from time to time; or (5) for any purchase or sale of securities in violation of Section 80A.23 of the Minnesota Securities Act, as it may be amended from time to time.


         The Company has purchased officers and directors liability insurance. The policy provides that the insurer will pay, on behalf of the Company, 95 percent of any amount the Company is required or permitted to pay to indemnify directors and certain officers due to a claim against such director or officer for errors, omissions, misstatements, misleading statements, negligence, or breach of duty while acting in their official capacities, or asserted against them solely by reason of their office, with certain exclusions. The insurer will pay a maximum of $1,000,000 pursuant to this policy, and will only make payment to the extent such damages exceed $500,000.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is information relating to all sales of unregistered securities by the Company which occurred during the past three years:

         1. In December 1992, and June 1993, the Company issued warrants to an institutional lender as additional consideration for its extension of a loan to the Company of $1,500,000. The warrant entitles the lender to purchase one share of Common Stock for each week, for each $1,000 of principal outstanding up to $800,000 during that week, and four shares of Common Stock for each week for each $1,000 of principal outstanding in excess of $800,000. The lender accrued the right to purchase 266,365 shares of Class A Common Stock pursuant to this warrant, which was adjusted to 426,184 on August 17, 1995 due to the effect of the anti-dilution provisions of the warrant, and the exercise price was adjusted to $3.125 per share. The warrant expires on December 31, 1999.

         2. January 8, 1993, 20,000 shares of the Company's Series C Convertible Preferred Stock were issued to an individual in consideration for a note for $100,000 and cancellation of a trade debt of $100,000.

         3. On March 5, 1993, a warrant to purchase 30,000 shares of the Company's Series C Convertible Preferred Stock for $10.00 per share was issued to an institutional lender in exchange for its agreement to extend the due date on a loan made by it to the Company. The warrant originally expired on March 5, 1998. In November, 1994 the exercise price was adjusted to $4.00 per share, and on October 31, 1995 the expiration date was extended to December 31, 1999.

         4. On March 5, 1993, a warrant to purchase 10,000 shares of the Company's Series C Convertible Preferred Stock for $10.00 per share was issued to a publicly-sponsored development agency in exchange for its agreement to extend the due date on a loan made by it to the Company. This warrant expires on March 5, 1998.

         5. On March 24, 1993, 5,000 shares of the Company's Series C Convertible Preferred Stock were issued to an individual in consideration for the cancellation of trade debt of $50,000.

         6. On March 24, 1993, 4,999 shares of the Company's Series C Convertible Preferred Stock were issued to three individuals in consideration for cancellation of a trade debt of $50,000.

         7.       On May 4, 1993, 10,000 shares of the Company's Class A
Common Stock were issued to an individual in consideration for cancellation of a $30,000 debt owed to the individual.

         8. On May 10, 1993, the Company sold 10,000 shares of its Class A Common Stock to the Company's Chief Financial Officer for $3.00 per share.

         9. On June 1, 1993, an individual lender was issued a warrant to purchase Class A Common Stock at $5.00 per share in exchange for his agreement to extend payment on a $1,500,000 loan to the Company until July 31, 1994, and to lower the interest rate on that loan. This warrant entitles him to purchase one share of common stock for each week between May 30, 1993 and September 1, 1993 for each $1,000 of principal amount of the loan outstanding exceeding $1,000,000, and one share for each week for each $1,000 of principal outstanding thereafter. He accrued the right to purchase 18,500 shares of Class A Common Stock pursuant to this warrant which expires on December 31, 1999.

         10. As of June 1, 1993 certain institutional holders of the Company's Convertible Subordinated Debentures were issued warrants to purchase Class A Common Stock for $5.00 per share expiring December 31, 1999 in exchange for their agreement to defer a principal and interest payment on the Debentures. These warrants entitle the holders to purchase one share of Class A Common Stock for each week, beginning with the week of June 1, 1993, that each $1,000 of the $500,000 principal payment due July 31, 1993, remained outstanding. The holders accrued the right to purchase 10,000 shares of Class A Common Stock pursuant to these warrants.

         11. On June 17, 1993, an individual was issued 1,000 shares of Class A Common Stock as partial consideration for his agreement to perform consulting services for the Company.

         12. On July 1, 1993, the Company issued a warrant to an executive of the Company as additional consideration for his loan to the Company of $100,000. The warrant gives him the right to purchase four shares of Class A Common Stock at $5.00 per share for each week for each $1,000 of principal which was outstanding on the loan. He accrued the right to purchase 2,400 shares of Class A Common Stock pursuant to this warrant.

         13. On October 11, 1993, the Company issued 1,312,660 shares of its common stock to holders of its outstanding preferred stock and debentures in exchange for surrender of 553,842 shares and debentures with a principal totalling $2,100,000.

         14. On July 14, 1994 the Company issued a warrant to purchase 30,000 shares of its common stock at $5.00 per share to a supplier for a purchase price of $300.00, in connection with the settlement of litigation between the parties. The warrant expires on December 31, 1999.

         15. On November 4, 1994, the Company issued a total of 40,000 shares of its common stock to a former officer in settlement of outstanding debt and claims totalling $96,528.

         16. On November 22, 1994 the Company issued 315,790 shares of Series A Convertible Preferred Stock to a corporation, in connection with the sale by the Company of a product line, for a purchase price of $1,500,000.

         17. On June 16, 1995, the Company issued 40,000 shares to a former Chief Executive Officer in settlement of certain claims totalling $145,000.

         18. On August 17, 1995, the Company issued 1,500,000 shares of its common stock to sixteen accredited investors in a private offering under Regulation D for a total purchase price of $4,687,500.00.

         19. From September 26, 1995 to November 3, 1995, the Company issued 165,102 shares of its common stock to certain holders of warrants upon exercise of those warrants. These issuances were pursuant to the cashless exercise provisions of the warrants, and the Company received no additional consideration.

         20. On December 29, 1995, the Company issued 200,000 shares of its common stock as part of the court-approved settlement of the securities class action litigation. The shares were issued to class members and their counsel. The issuance was exempt from registration pursuant to Section 3(a)(10) of the Act.


         21. On February 5, 1996, the Company issued 160,000 shares of its common stock to certain holders of warrants upon exercise of those warrants in exchange for cash. All of the shares are included in this registration.

         Except for items 20 and 21, all of the above issuances were made in reliance upon the exemption from registration provided by Section 4(2) of the Act. The following factors were relied upon by the Company to establish the availability of this exemption for the sales of securities described above: (1) all offers and sales were made by personal contact from officers or directors of the Company, (2) each purchaser was sophisticated in relation to his investment,
(3) each purchaser gave written assurance of investment intent, (4) share certificates or warrants included legends referring to restrictions on transfer,
(5) sales were made to a limited number of persons, and (6) each purchaser was given, or had full access to, all material information regarding the Company and the security necessary to make an informed decision.


         The sales set forth in item 13 were also made in reliance upon the exemption provided by Section 3(a)(9) of the Act. The following factors were relied upon by the Company to establish the availability of this exemption: (1) the securities issued were exchanged exclusively with existing security holders of the Company, (2) the securities were issued solely in exchange for surrender of outstanding securities of the issuer, or for interest or dividends on such securities, and (3) no commission or other remuneration was paid or given, directly or indirectly, for soliciting such exchange.

         No underwriting commissions or discounts were paid with respect to any of the sales of unregistered securities described above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      EXHIBITS

2. Agreement and Plan of Merger between the Company and its wholly-owned subsidiary. (filed herewith)
3A. Articles of Incorporation of the Company after reincorporation in Minnesota. (filed herewith)
3B.      Bylaws of the Company after reincorporation in Minnesota.
         (filed herewith)
4.       Specimen Certificate of Common Stock.(1)
5. Opinion of Best & Flanagan, Professional Limited Liability Partnership. (filed with Amendment No. 2)
10A.     Agreements between the Company and Hambrecht & Quist Guaranty Finance.
                  10A.i.   Warrant Purchase Agreement dated July 22, 1992.(1)
                  10A.ii.  Second Common Stock Warrant Purchase Agreement dated
                           August 10, 1993.(1)
                  10A.iii. First Amendment to Restated Financing Agreement dated
                           August 24, 1994, with attached Amendment to Warrant
                           Purchase Agreement and Warrants.(2)
                  10A.iv.  Warrant Amendment Agreement dated October 31, 1995.
                           (filed with Amendment No. 1)
10B.     Incentive Stock Option Plan as amended through June 27, 1996.(9)
10C. Incentive Bonus Plan adopted by the Board of Directors of the Company on May 26, 1993.(1)
10D. Form of Non-Competition Agreement between the Company and certain senior executive officers.(1)
10E. Promissory Note, Warrant Purchase Agreement, and Warrant between the Company and Mr. Duane A. Wille, dated July 1, 1993, as amended.(1)
10F. Sales Distributor Agreement between the Company and Intertrade Scientific, Inc. dated January 1, 1992.(1)
10G. Asset Purchase Agreement and Preferred Stock Purchase Agreement between the Company and Megatest Corporation dated November 22, 1994.(3)
10H. Stock Purchase Agreement and Commission Agreement entered into between the Company and Cardine & Levy, dated September 25, 1995.(7)
10I.     Employment Agreement with David M. Sugishita dated August 19, 1994.(2)
10J.     Resignation Agreement with Daniel J. Hill dated January 11, 1995.(4)
10K.     Employment Agreement with Roger E. Gower dated March 28, 1995.(5)
10L. Stock Option Agreement between the Company and Bentley Hall & Company dated April 19, 1994.(6)
10M.     Employment Agreement with Dennis Nelson dated May 30, 1996. (9)
10N.     Employee Stock Purchase Plan.(8)
10O.     Stock Option Plan for Outside Directors.(8)
10P. Lease with Medtronic, Inc. for the Company's headquarters dated May 1, 1996.(10)
10Q.     Lease with CSM for the Company headquarters dated October 1996.(10)
11A. Computation of Earnings Per Common and Common Equivalent Share for the fiscal year ended June 29, 1996.(9)
11B. Computation of Earnings Per Common and Common Equivalent Share for the three-month period ended September 28, 1996.(10)
21.      Revised Listing of Subsidiaries of the Company.(filed with
         Amendment No. 1)
23.      Consent of Deloitte & Touche LLP. (filed herewith)
24.      Powers of Attorney. (filed with original Registration Statement)





(1) Incorporated by reference to the exhibits to the registration statement on Form S-1 filed by the Company on August 24, 1993, as amended, SEC File Number 33-67846.

(2) Incorporated by reference to the exhibits to the report on Form 10-K filed by the Company for the fiscal year ended June 25, 1994, file number 0-22384.

(3) Incorporated by reference to the report on Form 8-K filed by the Company on December 8, 1994, file number 0-22384.

(4) Incorporated by reference to the report on Form 10-Q filed by the Company for the quarter ended December 24, 1994, file number 0-22384.

(5) Incorporated by reference to the report on Form 10-Q filed by the Company for the quarter ended March 25, 1995, file number 0-22384.

(6) Incorporated by reference to the report on Form 10-K filed by the Company for the fiscal year ended June 24, 1995, file number 0-22384.

(7) Incorporated by reference to the report on Form 10-Q filed by the Company for the quarter ended September 30, 1995, file number 0-22384.


(8) Incorporated by reference to the Registration Statement on Form S-8 filed by the Company on October 31, 1994, as amended, SEC File Number 33-85766.

(9) Incorporated by reference to the report on Form 10-K filed by the Company for the fiscal year ended June 29, 1996, file number 0-22384.

(10) Incorporated by reference to the report on Form 10-Q filed by the Company for the quarter ended September 28, 1996, file number 0-22384.

(b)      FINANCIAL STATEMENT SCHEDULES.

Schedule II. Valuation Reserves for Fiscal Years 1994, 1995 and 1996.


ITEM 17.  UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (i)      The undersigned Company hereby undertakes:

              (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on November 12, 1996.


                                      MICRO COMPONENT TECHNOLOGY, INC.

                                      By:  /s/ Roger E. Gower
                                           -------------------------------------
                                           Roger E. Gower
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on November 12, 1996.


            Signature                                    Capacity
            ---------                                    --------

 /s/ Roger E. Gower                            President, Chief Executive
-----------------------------                  Officer and Chairman of the Board
Roger E. Gower


 /s/ Jeffrey S. Mathiesen                      Vice President, Chief Financial
-----------------------------                  Officer and Chief Accounting
Jeffrey S. Mathiesen                           Officer



             *                                 Director
-----------------------------
David M. Sugishita


             *                                 Director
-----------------------------
Patrick Verderico


             *                                 Director
-----------------------------
D. James Guzy


*By:  /s/ Roger E. Gower
     ------------------------
     Roger E. Gower pursuant to
     power of attorney

The above listed directors constitute a majority of the Board of Directors of the Company.
                                  EXHIBIT INDEX



EXHIBIT NO.                                                                PAGE



2. Agreement and Plan of Merger between the Company and its wholly-owned subsidiary.
3A. Articles of Incorporation of the Company after
    reincorporation in Minnesota.
3B. Bylaws of the Company after reincorporation in Minnesota.
23. Consent of Deloitte & Touche LLP.